UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Interim Financial Information

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

As of September 30, 2025 and report on review of interim financial information

(A free translation of the original in Portuguese)

INDEX

PETROBRAS

2

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Financial Position - Assets

(R$ Thousand)

Account Code	Account Description	09.30.2025	12.31.2024
1	Total Assets	1,557,001,000	1,569,110,000
1.01	Current Assets	163,185,000	209,362,000
1.01.01	Cash and Cash Equivalents	965,000	3,134,000
1.01.02	Marketable Securities	14,107,000	13,941,000
1.01.03	Trade and Other Receivables	88,192,000	129,592,000
1.01.04	Inventories	39,949,000	36,774,000
1.01.06	Recoverable Taxes	9,690,000	11,649,000
1.01.06.01	Current Recoverable Taxes	9,690,000	11,649,000
1.01.06.01.01	Recoverable Income Taxes	3,269,000	2,321,000
1.01.06.01.02	Other Recoverable Taxes	6,421,000	9,328,000
1.01.08	Other Current Assets	10,282,000	14,272,000
1.01.08.01	Non-Current Assets Held for Sale	291,000	3,455,000
1.01.08.03	Others	9,991,000	10,817,000
1.01.08.03.03	Others	9,991,000	10,817,000
1.02	Non-Current Assets	1,393,816,000	1,359,748,000
1.02.01	Long-Term Receivables	126,364,000	121,017,000
1.02.01.03	Marketable Securities Measured at Amortized Cost	280,000	3,605,000
1.02.01.04	Trade and Other Receivables	3,957,000	6,964,000
1.02.01.07	Deferred Taxes	23,780,000	21,742,000
1.02.01.07.02	Deferred Taxes and Contributions	23,780,000	21,742,000
1.02.01.10	Other Non-Current Assets	98,347,000	88,706,000
1.02.01.10.04	Judicial Deposits	79,720,000	72,282,000
1.02.01.10.05	Other Assets	18,627,000	16,424,000
1.02.02	Investments	330,844,000	366,398,000
1.02.03	Property, Plant and Equipment	923,417,000	858,561,000
1.02.04	Intangible Assets	13,191,000	13,772,000

3

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)

Account Code	Account Description	09.30.2025	12.31.2024
2	Total Liabilities	1,557,001,000	1,569,110,000
2.01	Current Liabilities	307,687,000	281,677,000
2.01.01	Payroll, Profit Sharing and Related Charges	11,394,000	8,221,000
2.01.02	Trade Payables	38,687,000	39,741,000
2.01.03	Taxes Obligations	3,613,000	4,121,000
2.01.03.01	Federal Taxes Obligations	3,613,000	4,121,000
2.01.03.01.01	Income Tax and Social Contribution Payable	3,613,000	4,121,000
2.01.04	Current Debt and Finance Lease Obligations	192,704,000	161,475,000
2.01.04.01	Current Debt	140,286,000	106,522,000
2.01.04.03	Lease Obligations	52,418,000	54,953,000
2.01.05	Other Liabilities	40,336,000	48,274,000
2.01.05.02	Others	40,336,000	48,274,000
2.01.05.02.01	Dividends and Interest on Capital Payable	8,100,000	16,334,000
2.01.05.02.04	Other Taxes Payable	19,146,000	19,895,000
2.01.05.02.06	Other liabilities	13,090,000	12,045,000
2.01.06	Provisions	20,410,000	15,427,000
2.01.06.02	Other Provisions	20,410,000	15,427,000
2.01.06.02.04	Pension and Medical Benefits	5,066,000	5,001,000
2.01.06.02.05	Provision for Decommissioning Costs	15,344,000	10,426,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	543,000	4,418,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	543,000	4,418,000
2.02	Non-Current Liabilities	826,380,000	921,427,000
2.02.01	Non-Current Debt and Finance Lease Obligations	530,882,000	660,823,000
2.02.01.01	Non-Current Debt	351,524,000	478,198,000
2.02.01.03	Lease Obligations	179,358,000	182,625,000
2.02.02	Other Liabilities	3,173,000	3,256,000
2.02.02.02	Others	3,173,000	3,256,000
2.02.02.02.03	Income Taxes Payable	3,173,000	3,256,000
2.02.03	Deferred Taxes	54,042,000	14,254,000
2.02.03.01	Deferred Income Taxes	54,042,000	14,254,000
2.02.04	Provisions	238,283,000	243,094,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	15,789,000	16,451,000
2.02.04.02	Other Provisions	222,494,000	226,643,000
2.02.04.02.04	Pension and Medical Benefits	66,888,000	64,226,000
2.02.04.02.05	Provision for Decommissioning Costs	145,773,000	151,221,000
2.02.04.02.06	Employee Benefits	217,000	490,000
2.02.04.02.07	Other liabilities	9,616,000	10,706,000
2.03	Shareholders' Equity	422,934,000	366,006,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	3,322,000	(2,241,000)
2.03.04	Profit Reserves	80,269,000	94,977,000
2.03.05	Retained Earnings/Losses	74,808,000	−
2.03.08	Other Comprehensive Income	59,103,000	67,838,000

4

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Income

(R$ thousand)

Account Code	Account Description	Accumulated of the Current Period 07/01/2025 to 09/30/2025	Accumulated of the Current Year 01/01/2025 to 09/30/2025	Accumulated of the Previous Period 07/01/2024 to 09/30/2024	Accumulated of the Previous Year 01/01/2024 to 09/30/2024
3.01	Sales Revenues	124,526,000	362,350,000	121,790,000	353,887,000
3.02	Cost of Sales	(66,962,000)	(192,312,000)	(60,409,000)	(175,171,000)
3.03	Gross Profit	57,564,000	170,038,000	61,381,000	178,716,000
3.04	Operating Expenses / Income	(9,112,000)	(41,620,000)	(12,549,000)	(44,809,000)
3.04.01	Selling Expenses	(7,647,000)	(22,111,000)	(6,857,000)	(20,112,000)
3.04.02	General and Administrative Expenses	(2,319,000)	(6,780,000)	(1,908,000)	(6,334,000)
3.04.05	Other Operating Expenses	(6,952,000)	(30,650,000)	(10,493,000)	(34,231,000)
3.04.05.01	Other Taxes	(413,000)	(1,150,000)	122,000	(4,973,000)
3.04.05.02	Research and Development Expenses	(1,268,000)	(3,542,000)	(1,084,000)	(3,000,000)
3.04.05.03	Exploration Costs	(1,181,000)	(3,951,000)	(2,237,000)	(3,782,000)
3.04.05.05	Other Operating Expenses, Net	(5,850,000)	(22,400,000)	(7,294,000)	(22,542,000)
3.04.05.07	Impairment reversals, net	1,760,000	393,000	−	66,000
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	7,806,000	17,921,000	6,709,000	15,868,000
3.05	Net Income Before Financial Results and Income Taxes	48,452,000	128,418,000	48,832,000	133,907,000
3.06	Finance Income (Expenses), Net	(3,672,000)	4,009,000	(5,711,000)	(60,715,000)
3.06.01	Finance Income	3,303,000	9,736,000	3,468,000	8,530,000
3.06.01.01	Finance Income	3,303,000	9,736,000	3,468,000	8,530,000
3.06.02	Finance Expenses	(6,975,000)	(5,727,000)	(9,179,000)	(69,245,000)
3.06.02.01	Finance Expenses	(12,160,000)	(36,675,000)	(10,505,000)	(39,464,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	5,185,000	30,948,000	1,326,000	(29,781,000)
3.07	Net Income Before Income Taxes	44,780,000	132,427,000	43,121,000	73,192,000
3.08	Income Tax and Social Contribution	(12,075,000)	(37,861,000)	(10,566,000)	(19,542,000)
3.08.01	Current	(8,693,000)	(21,212,000)	(8,782,000)	(24,403,000)
3.08.02	Deferred	(3,382,000)	(16,649,000)	(1,784,000)	4,861,000
3.09	Net Income from Continuing Operations	32,705,000	94,566,000	32,555,000	53,650,000
3.11	Income / (Loss) for the Period	32,705,000	94,566,000	32,555,000	53,650,000
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	2.54	7.34	2.53	4.16
3.99.01.02	Preferred Shares	2.54	7.34	2.53	4.16
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	2.54	7.34	2.53	4.16
3.99.02.02	Preferred Shares	2.54	7.34	2.53	4.16

5

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Comprehensive Income

(R$ thousand)

Account Code	Account Description	Accumulated of the Current Period 07/01/2025 to 09/30/2025	Accumulated of the Current Year 01/01/2025 to 09/30/2025	Accumulated of the Previous Period 07/01/2024 to 09/30/2024	Accumulated of the Previous Year 01/01/2024 to 09/30/2024
4.01	Net Income for the Period	32,705,000	94,566,000	32,555,000	53,650,000
4.02	Other Comprehensive Income	(683,000)	(8,735,000)	1,202,000	24,601,000
4.02.01	Actuarial Gains on Defined Benefits Plans	−	−	−	6,528,000
4.02.03	Translation Adjustments in investees	(8,950,000)	(54,846,000)	(6,585,000)	36,130,000
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	9,556,000	57,796,000	6,941,000	(37,958,000)
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	2,462,000	9,563,000	4,553,000	11,100,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	(4,086,000)	(22,902,000)	(3,907,000)	9,133,000
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	335,000	1,654,000	200,000	(332,000)
4.03	Total Comprehensive Income for the Period	32,022,000	85,831,000	33,757,000	78,251,000

6

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2025 to 09/30/2025

(R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	(2,241,000)	94,977,000	−	67,838,000	366,006,000
5.03	Adjusted Opening Balance	205,432,000	(2,241,000)	94,977,000	−	67,838,000	366,006,000
5.04	Capital Transactions with Owners	−	5,563,000	(14,708,000)	(19,758,000)	−	(28,903,000)
5.04.06	Dividends	−	−	(9,145,000)	(20,499,000)	−	(29,644,000)
5.04.11	Expired dividends	−	−	−	741,000	−	741,000
5.04.12	Cancellation of treasury shares	−	5,563,000	(5,563,000)	−	−	−
5.05	Total of Comprehensive Income	−	−	−	94,566,000	(8,735,000)	85,831,000
5.05.01	Net Income for the Period	−	−	−	94,566,000	−	94,566,000
5.05.02	Other Comprehensive Income	−	−	−	−	(8,735,000)	(8,735,000)
5.07	Balance at the End of the Period	205,432,000	3,322,000	80,269,000	74,808,000	59,103,000	422,934,000

7

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2024 to 09/30/2024

(R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	(322,000)	158,955,000	−	16,376,000	380,441,000
5.03	Adjusted Opening Balance	205,432,000	(322,000)	158,955,000	−	16,376,000	380,441,000
5.04	Capital Transactions with Owners	−	(1,919,000)	(42,523,000)	(20,595,000)	−	(65,037,000)
5.04.04	Treasury Shares Acquired	−	(1,919,000)	−	−	−	(1,919,000)
5.04.06	Dividends	−	−	(42,523,000)	(20,735,000)	−	(63,258,000)
5.04.11	Expired dividends	−	−	−	140,000	−	140,000
5.05	Total of Comprehensive Income	−	−	−	53,650,000	24,601,000	78,251,000
5.05.01	Net Income for the Period	−	−	−	53,650,000	−	53,650,000
5.05.02	Other Comprehensive Income	−	−	−	−	24,601,000	24,601,000
5.07	Balance at the End of the Period	205,432,000	(2,241,000)	116,432,000	33,055,000	40,977,000	393,655,000

8

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Cash Flows – Indirect Method

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2025 to 09/30/2025	Accumulated of the Previous Period 01/01/2024 to 09/30/2024
6.01	Net cash provided by operating activities	99,532,000	144,936,000
6.01.01	Cash provided by operating activities	187,863,000	188,313,000
6.01.01.01	Net Income for the period	94,566,000	53,650,000
6.01.01.02	Pension and medical benefits (actuarial expense)	7,103,000	13,142,000
6.01.01.03	Results in equity-accounted investments	(17,921,000)	(15,868,000)
6.01.01.04	Depreciation, depletion and amortization	64,550,000	51,379,000
6.01.01.05	Impairment reversals, net	(393,000)	(66,000)
6.01.01.06	Exploratory expenditures write-offs	1,294,000	2,253,000
6.01.01.07	Losses on legal, administrative and arbitration proceedings	3,617,000	4,054,000
6.01.01.08	Foreign exchange, indexation and finance charges	(9,232,000)	58,069,000
6.01.01.10	Allowance for credit loss on trade and other receivables, net	198,000	246,000
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	5,713,000	4,041,000
6.01.01.15	Income Taxes	37,861,000	19,542,000
6.01.01.16	Results from co-participation agreements in bid areas	(621,000)	(533,000)
6.01.01.17	Gain on disposal/write-offs of assets	(416,000)	(561,000)
6.01.01.18	Equalization of expenses - Production Individualization Agreements	4,046,000	157,000
6.01.01.19	Early termination and cash outflows revision of lease agreements	(2,502,000)	(1,192,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(68,590,000)	(16,579,000)
6.01.02.01	Trade and other receivables, net	(50,451,000)	4,831,000
6.01.02.02	Inventories	(3,202,000)	(5,224,000)
6.01.02.03	Judicial deposits	(3,079,000)	2,604,000
6.01.02.05	Other assets	1,636,000	(117,000)
6.01.02.06	Trade payables	(432,000)	4,748,000
6.01.02.07	Other taxes	(3,196,000)	(12,777,000)
6.01.02.08	Pension and medical benefits	(4,375,000)	(3,967,000)
6.01.02.09	Provisions for legal proceedings	(3,822,000)	(1,509,000)
6.01.02.10	Other Employee Benefits	2,900,000	784,000
6.01.02.12	Provision for Decommissioning Costs	(3,936,000)	(3,837,000)
6.01.02.14	Other liabilities	(633,000)	(2,115,000)
6.01.03	Others	(19,741,000)	(26,798,000)
6.01.03.01	Income Taxes Paid	(19,741,000)	(26,798,000)
6.02	Net cash used in investing activities	(32,228,000)	(75,803,000)
6.02.01	Acquisition of PP&E and intangibles assets	(70,999,000)	(53,187,000)
6.02.02	Decrease (increase) in investments in investees	(1,022,000)	104,000
6.02.03	Proceeds from disposal of assets - Divestment	3,233,000	3,942,000
6.02.04	Divestment (investment) in marketable securities	33,084,000	(30,029,000)
6.02.05	Dividends received	1,336,000	1,416,000
6.02.08	Financial compensation for Co-participation Agreement	2,140,000	1,951,000
6.03	Net cash used in financing activities	(69,473,000)	(49,069,000)
6.03.02	Proceeds from financing	83,582,000	160,146,000
6.03.03	Repayment of principal - finance debt	(56,958,000)	(90,240,000)
6.03.04	Repayment of interest - finance debt	(19,367,000)	(18,448,000)
6.03.05	Dividends paid to shareholders of Petrobras	(37,127,000)	(67,354,000)
6.03.08	Settlement of lease liabilities	(39,603,000)	(31,254,000)
6.03.10	Share repurchase program	−	(1,919,000)
6.05	Net increase/ (decrease) in cash and cash equivalents	(2,169,000)	20,064,000
6.05.01	Cash and cash equivalents at the beginning of the period	3,134,000	2,562,000
6.05.02	Cash and cash equivalents at the end of the period	965,000	22,626,000

9

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Added Value

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2025 to 09/30/2025	Accumulated of the Previous Period 01/01/2024 to 09/30/2024
7.01	Sales Revenues	543,880,000	512,572,000
7.01.01	Sales of Goods and Services	468,655,000	456,117,000
7.01.02	Other Revenues	8,907,000	8,035,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	66,516,000	48,666,000
7.01.04	Allowance for expected credit losses	(198,000)	(246,000)
7.02	Inputs Acquired from Third Parties	(208,470,000)	(177,965,000)
7.02.01	Cost of Sales	(63,252,000)	(65,796,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(110,310,000)	(81,662,000)
7.02.03	Impairment Charges / Reversals of Assets	393,000	66,000
7.02.04	Others	(35,301,000)	(30,573,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(35,301,000)	(30,573,000)
7.03	Gross Added Value	335,410,000	334,607,000
7.04	Retentions	(64,550,000)	(51,379,000)
7.04.01	Depreciation, Amortization and Depletion	(64,550,000)	(51,379,000)
7.05	Net Added Value Produced	270,860,000	283,228,000
7.06	Transferred Added Value	33,005,000	28,690,000
7.06.01	Share of Profit of Equity-Accounted Investments	17,921,000	15,868,000
7.06.02	Finance Income	9,736,000	8,530,000
7.06.03	Others	5,348,000	4,292,000
7.06.03.01	Rentals, royalties and others	5,348,000	4,292,000
7.07	Total Added Value to be Distributed	303,865,000	311,918,000
7.08	Distribution of Added Value	303,865,000	311,918,000
7.08.01	Employee Compensation	30,529,000	32,923,000
7.08.01.01	Salaries	19,210,000	17,187,000
7.08.01.02	Fringe Benefits	10,386,000	14,872,000
7.08.01.03	Unemployment Benefits (FGTS)	933,000	864,000
7.08.02	Taxes and Contributions	160,399,000	145,573,000
7.08.02.01	Federal	113,058,000	98,921,000
7.08.02.02	State	47,089,000	46,485,000
7.08.02.03	Municipal	252,000	167,000
7.08.03	Return on Third-Party Capital	18,371,000	79,772,000
7.08.03.01	Interest	13,873,000	75,295,000
7.08.03.02	Rental Expenses	4,498,000	4,477,000
7.08.04	Return on Shareholders' Equity	94,566,000	53,650,000
7.08.04.01	Interest on Capital	13,919,000	13,074,000
7.08.04.02	Dividends	6,580,000	7,661,000
7.08.04.03	Retained Earnings / (Losses) for the Period	74,067,000	32,915,000

10

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Financial Position - Assets

(R$ Thousand)

Account Code	Account Description	09.30.2025	12.31.2024
1	Total Assets	1,212,038,000	1,124,797,000
1.01	Current Assets	149,361,000	135,212,000
1.01.01	Cash and Cash Equivalents	47,675,000	20,254,000
1.01.02	Marketable Securities	14,326,000	26,397,000
1.01.03	Trade and Other Receivables	21,891,000	22,080,000
1.01.04	Inventories	46,272,000	41,550,000
1.01.06	Recoverable Taxes	10,244,000	12,175,000
1.01.06.01	Current Recoverable Taxes	10,244,000	12,175,000
1.01.06.01.01	Recoverable Income Taxes	3,560,000	2,545,000
1.01.06.01.02	Other Recoverable Taxes	6,684,000	9,630,000
1.01.08	Other Current Assets	8,953,000	12,756,000
1.01.08.01	Non-Current Assets Held for Sale	7,000	3,157,000
1.01.08.03	Others	8,946,000	9,599,000
1.01.08.03.03	Others	8,946,000	9,599,000
1.02	Non-Current Assets	1,062,677,000	989,585,000
1.02.01	Long-Term Receivables	132,619,000	127,626,000
1.02.01.03	Marketable Securities measured at amortized cost	280,000	3,605,000
1.02.01.04	Trade and Other Receivables	4,415,000	7,777,000
1.02.01.07	Deferred Taxes	29,763,000	28,011,000
1.02.01.07.01	Deferred Income Tax and Social Contribution	5,478,000	5,710,000
1.02.01.07.02	Deferred Taxes and Contributions	24,285,000	22,301,000
1.02.01.10	Other Non-Current Assets	98,161,000	88,233,000
1.02.01.10.04	Judicial Deposits	80,201,000	72,745,000
1.02.01.10.05	Other Assets	17,960,000	15,488,000
1.02.02	Investments	4,225,000	4,081,000
1.02.03	Property, Plant and Equipment	912,442,000	843,917,000
1.02.04	Intangible Assets	13,391,000	13,961,000

11

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)

Account Code	Account Description	09.30.2025	12.31.2024
2	Total Liabilities	1,212,038,000	1,124,797,000
2.01	Current Liabilities	182,367,000	194,808,000
2.01.01	Payroll, Profit Sharing and Related Charges	12,591,000	9,336,000
2.01.02	Trade Payables	36,269,000	37,659,000
2.01.03	Taxes Obligations	6,017,000	8,671,000
2.01.03.01	Federal Taxes Obligations	6,017,000	8,671,000
2.01.03.01.01	Income Taxes Payable	6,017,000	8,671,000
2.01.04	Current Debt and Lease Obligations	64,216,000	68,783,000
2.01.04.01	Current Debt	13,197,000	15,887,000
2.01.04.03	Lease Obligations	51,019,000	52,896,000
2.01.05	Other Liabilities	42,212,000	50,440,000
2.01.05.02	Others	42,212,000	50,440,000
2.01.05.02.01	Dividends and Interest on Capital Payable	8,101,000	16,452,000
2.01.05.02.04	Other Taxes Payable	19,452,000	20,336,000
2.01.05.02.06	Other liabilities	14,659,000	13,652,000
2.01.06	Provisions	20,519,000	15,501,000
2.01.06.02	Other Provisions	20,519,000	15,501,000
2.01.06.02.04	Pension and Medical Benefits	5,067,000	5,001,000
2.01.06.02.05	Provision for Decommissioning Costs	15,452,000	10,500,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	543,000	4,418,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	543,000	4,418,000
2.02	Non-Current Liabilities	604,710,000	562,475,000
2.02.01	Non-Current Debt and Finance Lease Obligations	311,867,000	304,684,000
2.02.01.01	Non-Current Debt	136,373,000	127,539,000
2.02.01.03	Lease Obligations	175,494,000	177,145,000
2.02.02	Other Liabilities	3,197,000	3,284,000
2.02.02.02	Others	3,197,000	3,284,000
2.02.02.02.03	Income Taxes Payable	3,197,000	3,284,000
2.02.03	Deferred Taxes	49,156,000	9,100,000
2.02.03.01	Deferred Taxes	49,156,000	9,100,000
2.02.04	Provisions	240,490,000	245,407,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	16,480,000	17,543,000
2.02.04.02	Other Provisions	224,010,000	227,864,000
2.02.04.02.04	Pension and Medical Benefits	68,412,000	65,576,000
2.02.04.02.05	Provision for Decommissioning Costs	146,215,000	151,753,000
2.02.04.02.06	Employee Benefits	229,000	506,000
2.02.04.02.07	Other liabilities	9,154,000	10,029,000
2.03	Shareholders' Equity	424,961,000	367,514,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	3,106,000	(2,457,000)
2.03.04	Profit Reserves	80,485,000	95,193,000
2.03.05	Retained Earnings/Losses	74,808,000	−
2.03.08	Other Comprehensive Income	59,103,000	67,838,000
2.03.09	Non-controlling interests	2,027,000	1,508,000

12

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Income

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 07/01/2025 to 09/30/2025	Accumulated of the Current Year 01/01/2025 to 09/30/2025	Accumulated of the Previous Period 07/01/2024 to 09/30/2024	Accumulated of the Previous Year 01/01/2024 to 09/30/2024
3.01	Sales Revenues	127,906,000	370,178,000	129,582,000	369,561,000
3.02	Cost of Sales	(66,789,000)	(191,673,000)	(63,004,000)	(181,235,000)
3.03	Gross Profit	61,117,000	178,505,000	66,578,000	188,326,000
3.04	Operating Expenses / Income	(17,482,000)	(61,362,000)	(20,116,000)	(64,294,000)
3.04.01	Selling Expenses	(7,405,000)	(21,064,000)	(6,617,000)	(19,835,000)
3.04.02	General and Administrative Expenses	(2,729,000)	(7,948,000)	(2,267,000)	(7,357,000)
3.04.05	Other Operating Expenses	(7,532,000)	(33,283,000)	(11,104,000)	(35,521,000)
3.04.05.01	Other Taxes	(811,000)	(2,255,000)	(304,000)	(6,078,000)
3.04.05.02	Research and Development Expenses	(1,268,000)	(3,542,000)	(1,084,000)	(3,000,000)
3.04.05.03	Exploration Costs	(1,343,000)	(4,204,000)	(2,249,000)	(3,832,000)
3.04.05.05	Other Operating Expenses, Net	(5,649,000)	(23,475,000)	(7,467,000)	(22,857,000)
3.04.05.07	Impairment reversals, net	1,539,000	193,000	−	246,000
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	184,000	933,000	(128,000)	(1,581,000)
3.05	Net Income Before Financial Results and Income Taxes	43,635,000	117,143,000	46,462,000	124,032,000
3.06	Finance Income (Expenses), Net	1,316,000	17,483,000	(1,561,000)	(47,536,000)
3.06.01	Finance Income	2,254,000	5,946,000	2,723,000	7,947,000
3.06.01.01	Finance Income	2,254,000	5,946,000	2,723,000	7,947,000
3.06.02	Finance Expenses	(938,000)	11,537,000	(4,284,000)	(55,483,000)
3.06.02.01	Finance Expenses	(6,095,000)	(17,869,000)	(4,883,000)	(25,824,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	5,157,000	29,406,000	599,000	(29,659,000)
3.07	Net Income Before Income Taxes	44,951,000	134,626,000	44,901,000	76,496,000
3.08	Income Tax and Social Contribution	(12,104,000)	(39,674,000)	(12,225,000)	(22,525,000)
3.08.01	Current	(8,530,000)	(22,620,000)	(9,630,000)	(27,155,000)
3.08.02	Deferred	(3,574,000)	(17,054,000)	(2,595,000)	4,630,000
3.09	Net Income from Continuing Operations	32,847,000	94,952,000	32,676,000	53,971,000
3.11	Income / (Loss) for the Period	32,847,000	94,952,000	32,676,000	53,971,000
3.11.01	Attributable to Shareholders of Petrobras	32,705,000	94,566,000	32,555,000	53,650,000
3.11.02	Attributable to Non-Controlling Interests	142,000	386,000	121,000	321,000
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	2.54	7.34	2.53	4.16
3.99.01.02	Preferred Shares	2.54	7.34	2.53	4.16
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	2.54	7.34	2.53	4.16
3.99.02.02	Preferred Shares	2.54	7.34	2.53	4.16

13

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Comprehensive Income

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 07/01/2025 to 09/30/2025	Accumulated of the Current Year 01/01/2025 to 09/30/2025	Accumulated of the Previous Period 07/01/2024 to 09/30/2024	Accumulated of the Previous Year 01/01/2024 to 09/30/2024
4.01	Net Income for the Period	32,847,000	94,952,000	32,676,000	53,971,000
4.02	Other Comprehensive Income	(684,000)	(8,739,000)	1,200,000	24,615,000
4.02.01	Actuarial Gains on Post-employment Defined Benefits Plans	−	4,000	−	6,828,000
4.02.03	Translation Adjustments in investees	(8,951,000)	(54,850,000)	(6,587,000)	36,132,000
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	9,556,000	57,796,000	6,941,000	(37,958,000)
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	2,391,000	9,443,000	4,552,000	11,130,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	(4,062,000)	(22,861,000)	(3,906,000)	9,123,000
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	382,000	1,729,000	200,000	(640,000)
4.03	Total Comprehensive Income for the Period	32,163,000	86,213,000	33,876,000	78,586,000
4.03.01	Attributable to Shareholders of Petrobras	32,022,000	85,831,000	33,757,000	78,251,000
4.03.02	Attributable to Non-controlling Interests	141,000	382,000	119,000	335,000

14

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2025 to 09/30/2025

(R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	(2,241,000)	94,977,000	−	67,838,000	366,006,000	1,508,000	367,514,000
5.03	Adjusted Opening Balance	205,432,000	(2,241,000)	94,977,000	−	67,838,000	366,006,000	1,508,000	367,514,000
5.04	Capital Transactions with Owners	−	5,563,000	(14,708,000)	(19,758,000)	−	(28,903,000)	137,000	(28,766,000)
5.04.06	Dividends	−	−	(9,145,000)	(20,499,000)	−	(29,644,000)	(115,000)	(29,759,000)
5.04.08	Capital Transactions	−	−	−	−	−	−	252,000	252,000
5.04.11	Capital Transactions	−	−	−	741,000	−	741,000	−	741,000
5.04.12	Cancellation of treasury shares	−	5,563,000	(5,563,000)	−	−	−	−	−
5.05	Total of Comprehensive Income	−	−	−	94,566,000	(8,735,000)	85,831,000	382,000	86,213,000
5.05.01	Net Income for the Period	−	−	−	94,566,000	−	94,566,000	386,000	94,952,000
5.05.02	Other Comprehensive Income	−	−	−	−	(8,735,000)	(8,735,000)	(4,000)	(8,739,000)
5.07	Balance at the End of the Period	205,432,000	3,322,000	80,269,000	74,808,000	59,103,000	422,934,000	2,027,000	424,961,000

15

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2024 to 09/30/2024

(R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	(322,000)	158,955,000	−	16,376,000	380,441,000	1,899,000	382,340,000
5.03	Adjusted Opening Balance	205,432,000	(322,000)	158,955,000	−	16,376,000	380,441,000	1,899,000	382,340,000
5.04	Capital Transactions with Owners	−	(1,919,000)	(42,523,000)	(20,595,000)	−	(65,037,000)	(836,000)	(65,873,000)
5.04.04	Treasury Shares Acquired	−	(1,919,000)	−	−	−	(1,919,000)	−	(1,919,000)
5.04.06	Dividends	−	−	(42,523,000)	(20,735,000)	−	(63,258,000)	(188,000)	(63,446,000)
5.04.08	Capital Transactions	−	−	−	−	−	−	(648,000)	(648,000)
5.04.11	Expired unclaimed dividends	−	−	−	140,000	−	140,000	−	140,000
5.05	Total of Comprehensive Income	−	−	−	53,650,000	24,601,000	78,251,000	335,000	78,586,000
5.05.01	Net Income for the Period	−	−	−	53,650,000	−	53,650,000	321,000	53,971,000
5.05.02	Other Comprehensive Income	−	−	−	−	24,601,000	24,601,000	14,000	24,615,000
5.07	Balance at the End of the Period	205,432,000	(2,241,000)	116,432,000	33,055,000	40,977,000	393,655,000	1,398,000	395,053,000

16

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2025 to 09/30/2025	Accumulated of the Previous Period 01/01/2024 to 09/30/2024
6.01	Net cash provided by operating activities	145,417,000	156,371,000
6.01.01	Cash provided by operating activities	193,403,000	196,826,000
6.01.01.01	Net Income for the period	94,952,000	53,971,000
6.01.01.02	Pension and medical benefits (actuarial expense)	7,309,000	13,514,000
6.01.01.03	Results of equity-accounted investments	(933,000)	1,581,000
6.01.01.04	Depreciation, depletion and amortization	62,317,000	49,550,000
6.01.01.05	Impairment reversals, net	(193,000)	(246,000)
6.01.01.06	Exploratory expenditures write-offs	1,294,000	2,253,000
6.01.01.07	Losses on legal, administrative and arbitration proceedings	3,383,000	4,270,000
6.01.01.08	Foreign exchange, indexation and finance charges	(20,837,000)	47,813,000
6.01.01.10	Allowance for credit loss on trade and other receivables, net	214,000	282,000
6.01.01.11	Inventory write-back to net realizable value	19,000	(206,000)
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	5,730,000	4,075,000
6.01.01.15	Income Taxes	39,674,000	22,525,000
6.01.01.16	Results from co-participation agreements in bid areas	(621,000)	(533,000)
6.01.01.17	Gain on disposal/write-offs of assets	(459,000)	(933,000)
6.01.01.18	Equalization of expenses - Production Individualization Agreements	4,046,000	157,000
6.01.01.19	Early termination and cash outflows revision of lease agreements	(2,492,000)	(1,247,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(27,079,000)	(12,568,000)
6.01.02.01	Trade and other receivables, net	(2,654,000)	8,079,000
6.01.02.02	Inventories	(6,565,000)	(1,746,000)
6.01.02.03	Judicial deposits	(3,135,000)	2,352,000
6.01.02.05	Other assets	428,000	(578,000)
6.01.02.06	Trade payables	(998,000)	3,182,000
6.01.02.07	Other taxes	(4,337,000)	(12,136,000)
6.01.02.08	Pension and medical benefits	(4,403,000)	(3,984,000)
6.01.02.09	Provisions for legal proceedings	(3,903,000)	(1,560,000)
6.01.02.10	Other Employee Benefits	2,988,000	902,000
6.01.02.12	Provision for Decommissioning Costs	(3,955,000)	(3,910,000)
6.01.02.14	Other liabilities	(545,000)	(3,169,000)
6.01.03	Others	(20,907,000)	(27,887,000)
6.01.03.01	Income Taxes Paid	(20,907,000)	(27,887,000)
6.02	Net cash used in investing activities	(50,737,000)	(53,194,000)
6.02.01	Acquisition of PP&E and intangibles assets	(73,096,000)	(53,946,000)
6.02.02	Acquisition of equity interests	(21,000)	(74,000)
6.02.03	Proceeds from disposal of assets - Divestment	3,233,000	3,948,000
6.02.04	Divestment (investment) in marketable securities	16,425,000	(5,714,000)
6.02.05	Dividends received	582,000	641,000
6.02.08	Financial compensation for Co-participation Agreement	2,140,000	1,951,000
6.03	Net cash used in financing activities	(64,532,000)	(122,449,000)
6.03.01	Changes in non-controlling interest	251,000	(647,000)
6.03.02	Proceeds from financing	29,602,000	8,520,000
6.03.03	Repayment of principal - finance debt	(10,862,000)	(22,319,000)
6.03.04	Repayment of interest - finance debt	(7,896,000)	(7,977,000)
6.03.05	Dividends paid to shareholders of Petrobras	(37,127,000)	(67,354,000)
6.03.06	Dividends paid to non-controlling interests	(232,000)	(386,000)
6.03.08	Settlement of lease liabilities	(38,268,000)	(30,367,000)
6.03.10	Share repurchase program	−	(1,919,000)
6.04	Effect of exchange rate changes on cash and cash equivalents	(2,727,000)	5,026,000
6.05	Net increase/ (decrease) in cash and cash equivalents	27,421,000	(14,246,000)
6.05.01	Cash and cash equivalents at the beginning of the period	20,254,000	61,613,000
6.05.02	Cash and cash equivalents at the end of the period	47,675,000	47,367,000

17

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Added Value

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2025 to 09/30/2025	Accumulated of the Previous Period 01/01/2024 to 09/30/2024
7.01	Sales Revenues	555,257,000	531,678,000
7.01.01	Sales of Goods and Services	476,972,000	472,294,000
7.01.02	Other Revenues	10,654,000	10,570,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	67,845,000	49,096,000
7.01.04	Allowance for expected credit losses	(214,000)	(282,000)
7.02	Inputs Acquired from Third Parties	(208,288,000)	(183,427,000)
7.02.01	Cost of Sales	(71,806,000)	(74,922,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(102,640,000)	(79,721,000)
7.02.03	Impairment Charges / Reversals of Assets	193,000	246,000
7.02.04	Others	(34,035,000)	(29,030,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(34,035,000)	(29,030,000)
7.03	Gross Added Value	346,969,000	348,251,000
7.04	Retentions	(62,317,000)	(49,550,000)
7.04.01	Depreciation, Amortization and Depletion	(62,317,000)	(49,550,000)
7.05	Net Added Value Produced	284,652,000	298,701,000
7.06	Transferred Added Value	10,287,000	8,823,000
7.06.01	Share of Profit of Equity-Accounted Investments	933,000	(1,581,000)
7.06.02	Finance Income	5,946,000	7,947,000
7.06.03	Others	3,408,000	2,457,000
7.06.03.01	Rentals, royalties and others	3,408,000	2,457,000
7.07	Total Added Value to be Distributed	294,939,000	307,524,000
7.08	Distribution of Added Value	294,939,000	307,524,000
7.08.01	Employee Compensation	33,485,000	35,741,000
7.08.01.01	Salaries	21,501,000	19,207,000
7.08.01.02	Fringe Benefits	10,958,000	15,587,000
7.08.01.03	Unemployment Benefits (FGTS)	1,026,000	947,000
7.08.02	Taxes and Contributions	165,428,000	151,794,000
7.08.02.01	Federal	117,274,000	104,312,000
7.08.02.02	State	47,568,000	46,968,000
7.08.02.03	Municipal	586,000	514,000
7.08.03	Return on Third-Party Capital	1,074,000	66,018,000
7.08.03.01	Interest	(3,390,000)	61,535,000
7.08.03.02	Rental Expenses	4,464,000	4,483,000
7.08.04	Return on Shareholders' Equity	94,952,000	53,971,000
7.08.04.01	Interest on Capital	13,919,000	13,074,000
7.08.04.02	Dividends	6,580,000	7,661,000
7.08.04.03	Retained Earnings / (Losses) for the Period	74,067,000	32,915,000
7.08.04.04	Non-controlling Interests on Retained Earnings / (Losses)	386,000	321,000

18

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

1.	Basis of preparation

These interim financial statements present the significant changes in the period, avoiding repetition of certain notes to the financial statements previously reported, and present the consolidated information, considering Management’s understanding that it provides a comprehensive view of the Company’s financial position and operational performance, complemented by certain information of the Parent Company. Hence, this interim financial information should be read together with the Company’s audited annual financial statements for the year ended December 31, 2024, which include the full set of notes.

The consolidated and individual interim financial information of the company was prepared and is presented in accordance with the Technical Pronouncement - CPC 21 (R1) - Interim Financial Statement, as issued by the Accounting Pronouncements Committee (CPC) and approved by the Securities and Exchange Commission (CVM), and related to IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). All relevant information pertaining to the financial statements, and only these, are being evidenced, and correspond to those used in the management of the company's Management.

These interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on November 6, 2025.

1.1.	New standards and interpretations

On January 1, 2025, as disclosed in explanatory note 6 to the financial statements for December 31, 2024, regulations issued in Brazil and abroad came into effect, the main ones being:

•	Lack of exchangeability – Amendments to IAS 21, issued by the IASB, with corresponding technical pronouncement issued by the CPC and approved by the CVM; and
•	Technical guidance OCPC 10 – Carbon Credits (tCO2e), emission permits (allowances) and decarbonization credits (CBIO). This guidance was issued in Brazil without equivalence to the standards issued by the IASB.

The initial application of these regulations did not have a material effect on the consolidated and individual interim financial information for September 30, 2025.

2.	Material accounting policies

The accounting policies and methods of computation followed in these consolidated interim financial statements are the same as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2024.

3.	Cash and cash equivalents and marketable securities
3.1.	Cash and cash equivalents

This includes cash, available bank deposits and short-term financial investments with high liquidity, which meet the definition of cash equivalents.

19

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	09.30.2025	12.31.2024
Cash at bank and in hand	449	841
Short-term financial Investments
- In Brazil
Brazilian interbank deposit rate investment funds and repurchase agreements	13,370	8,996
Bank Deposit Certificates and other investment funds	985	1,152
	14,355	10,148
- Abroad
Time deposits	23,839	4,509
Sweep accounts and interest-bearing accounts	8,857	4,495
Other financial investments	175	261
	32,871	9,265
Total short-term financial investments	47,226	19,413
Total cash and cash equivalents	47,675	20,254

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds, repurchase agreements, as well as floating rate Bank Deposit Certificates with daily liquidity, all of them with maturities of up to three months from the date of their acquisition. Short-term financial investments abroad mainly comprise time deposits that mature in three months or less from the date of their acquisition, as well as investments with daily liquidity.

3.2.	Marketable securities
		Consolidated
	09.30.2025	12.31.2024
Fair value through profit or loss	1,304	3,290
Amortized cost - Bank Deposit Certificates and time deposits	12,852	26,434
Amortized cost – Others	450	278
Total	14,606	30,002
Current	14,326	26,397
Non-current	280	3,605

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds (amounts determined by level 1 of the fair value hierarchy). These financial investments have maturities of more than three months.

Securities classified as amortized cost refer to investments in Brazil in floating rate Bank Deposit Certificates with daily liquidity, with initial maturities between one and two years, and to investments abroad in time deposits with maturities of more than three months from the contracting date.

20

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

4.	Sales revenues
		Consolidated
	2025		2024
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Gross sales	165,526	476,972	165,771	472,294
Sales taxes (1)	(37,620)	(106,794)	(36,189)	(102,733)
Sales revenues	127,906	370,178	129,582	369,561
Diesel	38,762	112,132	38,989	110,436
Gasoline	16,803	51,558	17,415	49,298
Liquefied petroleum gas	5,128	14,414	4,709	12,599
Jet fuel	6,060	18,344	6,353	18,198
Naphtha	2,398	7,202	2,662	7,301
Fuel oil (including bunker fuel)	741	2,458	1,159	4,074
Other oil products	5,112	16,046	6,722	17,365
Subtotal oil products	75,004	222,154	78,009	219,271
Natural gas	5,554	16,230	6,387	18,851
Crude oil	5,661	19,933	6,336	17,926
Renewables and nitrogen products	421	966	407	790
Breakage	191	783	562	1,886
Electricity	1,297	2,942	1,538	2,712
Services, agency and others	1,030	3,029	1,064	3,339
Domestic market	89,158	266,037	94,303	264,775
Exports	37,614	101,173	34,463	101,206
Crude oil	29,453	76,969	25,663	76,794
Fuel oil (including bunker fuel)	6,512	19,608	7,089	19,502
Other oil products and other products	1,649	4,596	1,711	4,910
Sales abroad (2)	1,134	2,968	816	3,580
Foreign Market	38,748	104,141	35,279	104,786
Sales revenues	127,906	370,178	129,582	369,561
(1) Includes, mainly, CIDE, PIS, COFINS and ICMS (VAT).
(2) Sales revenues from operations outside of Brazil, including trading and excluding exports.

In the nine-month period ended September 30, 2025, sales to two clients of the refining, transportation and marketing (RT&M) segment represented individually 14% and 10% of the Company’s sales revenues. In the nine-month period ended September 30, 2024, sales to the same two clients of the refining, transportation and marketing segment represented individually 15% and 10% of the Company’s sales revenues. For more information about RT&M segment, see note 8 – Information by operating segment.

			Consolidated
		2025		2024
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Brazil	89,158	266,037	94,303	264,775
Domestic market	89,158	266,037	94,303	264,775
China	17,935	35,619	13,030	35,505
Americas (except United States)	5,876	14,234	4,746	14,938
Europe	4,546	16,189	8,416	22,129
Asia (except China and Singapore)	2,858	16,227	1,878	6,436
United States	4,353	9,987	3,766	14,502
Singapore	2,986	10,440	3,420	11,197
Others	194	1,445	23	79
Foreign market	38,748	104,141	35,279	104,786
Sales revenues	127,906	370,178	129,582	369,561

21

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

5.	Costs and expenses by nature
5.1.	Cost of sales
		Consolidated
	2025		2024
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Raw material, products for resale, materials and third-party services (1)	(32,097)	(91,590)	(31,232)	(88,551)
Acquisitions	(21,778)	(62,770)	(22,926)	(64,392)
Crude oil imports	(11,137)	(33,475)	(13,234)	(37,410)
Oil products imports	(9,312)	(25,228)	(7,321)	(20,757)
Natural gas imports	(1,329)	(4,067)	(2,371)	(6,225)
Third-party services and others	(10,319)	(28,820)	(8,306)	(24,159)
Depreciation, depletion and amortization	(17,958)	(49,673)	(13,096)	(38,838)
Production taxes	(15,197)	(46,081)	(15,726)	(45,908)
Employee compensation	(2,559)	(7,331)	(2,417)	(7,769)
Inventory turnover	1,022	3,002	(533)	(169)
Total	(66,789)	(191,673)	(63,004)	(181,235)
(1) It Includes short-term leases.

5.2.	Selling expenses
	Consolidated
	2025 2024
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Materials, third-party services, freight, rent and other related costs	(6,008)	(17,315)	(5,553)	(16,672)
Depreciation, depletion and amortization	(1,127)	(3,076)	(881)	(2,606)
Reversal (allowance) for expected credit losses	(89)	(142)	2	(38)
Employee compensation	(181)	(531)	(185)	(519)
Total	(7,405)	(21,064)	(6,617)	(19,835)

5.3.	General and administrative expenses
		Consolidated
	2025		2024
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Employee compensation	(1,610)	(4,656)	(1,540)	(4,903)
Materials, third-party services, rent and other related costs	(845)	(2,528)	(534)	(1,890)
Depreciation, depletion and amortization	(274)	(764)	(193)	(564)
Total	(2,729)	(7,948)	(2,267)	(7,357)

22

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

6.	Other income and expenses, net

	Jul-Sep	2025 Jan-Sep	Jul-Sep	2024 Jan-Sep
Stoppages for asset maintenance and pre-operating expenses	(3,756)	(11,202)	(3,725)	(10,614)
Variable compensation programs (1)	(2,194)	(5,607)	(1,887)	(4,376)
Pension and medical benefits - retirees (2)	(1,839)	(5,513)	(1,690)	(10,139)
Equalization of expenses - Production Individualization Agreements (3)	(174)	(4,046)	(30)	(157)
Losses with legal, administrative and arbitration proceedings	(1,509)	(3,383)	(1,595)	(4,270)
Collective bargaining agreement (4)	(6)	(1,220)	−	(39)
Institutional relations and cultural projects	(499)	(1,058)	(386)	(750)
Operating expenses with thermoelectric power plants	(290)	(933)	(275)	(878)
Gains (losses) with commodities derivatives	15	74	155	277
Results on disposal/write-offs of assets	57	459	(536)	933
Results from co-participation agreements in bid areas	331	621	−	533
Fines imposed on customers	109	662	320	769
Government grants	300	663	352	819
Fines imposed on suppliers	455	1,144	422	1,058
Reimbursements from E&P partnership operations	801	1,192	441	1,797
Results of non-core activities	637	1,921	455	1,079
Early termination and changes to cash flow estimates of leases	787	2,492	488	1,247
Others	1,126	259	24	(146)
Total	(5,649)	(23,475)	(7,467)	(22,857)
(1) It comprises Profit Sharing (PLR) and Performance award program (PRD), as described in note 13.
(2) For more information, see note 13.2 - Employee benefits (post-employment).
(3) For more information, see note 17.4 - Production Individualization Agreements.
(4) It includes the remaining portion of the bonus from the Collective Bargaining Agreement (ACT) 2025-2027.

23

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

7.	Net finance income (expense)
		Consolidated
		2025		2024
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Finance income	2,254	5,946	2,723	7,947
Income from investments and marketable securities (Government Bonds)	1,723	4,304	2,015	6,136
Other finance income	531	1,642	708	1,811
Finance expenses	(6,095)	(17,869)	(4,883)	(25,824)
Interest on finance debt	(3,222)	(8,870)	(3,079)	(8,528)
Unwinding of discount on lease liability	(3,693)	(11,025)	(3,018)	(8,631)
Capitalized borrowing costs	2,885	8,151	2,207	6,064
Unwinding of discount on the provision for decommissioning costs	(1,828)	(5,550)	(1,340)	(4,032)
Tax settlement programs - federal taxes (1)	−	−	696	(9,703)
Others	(237)	(575)	(349)	(994)
Foreign exchange gains (losses) and indexation charges	5,157	29,406	599	(29,659)
Foreign exchange gains (losses) (2)	5,661	35,135	3,253	(19,773)
Real x U.S. dollar	5,636	35,962	3,889	(19,277)
Other currencies	25	(827)	(636)	(496)
Reclassification of hedge accounting to the Statement of Income (2)	(2,391)	(9,443)	(4,552)	(11,130)
Tax settlement programs - federal taxes (1)	−	−	(79)	(1,263)
Indexation to the Selic interest rate of anticipated dividends and dividends payable	120	(756)	99	(1,881)
Recoverable taxes inflation indexation income	214	1,123	958	416
Other foreign exchange gains and indexation charges, net	1,553	3,347	920	3,972
Total	1,316	17,483	(1,561)	(47,536)
(1) For more information, see note 12.
(2) For more information, see notes 26.4.1.a. and 26.4.1.c.

8.	Information by operating segment
8.1.	Net income by operating segment

Consolidated Statement of Income by operating segment – Jul-Sep/2025
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	85,760	120,308	12,370	477	(91,009)	127,906
Intersegments	85,426	1,395	4,182	6	(91,009)	−
Third parties	334	118,913	8,188	471	−	127,906
Cost of sales	(39,100)	(111,526)	(7,371)	(431)	91,639	(66,789)
Gross profit	46,660	8,782	4,999	46	630	61,117
Expenses	(4,139)	(4,126)	(4,720)	(4,681)	−	(17,666)
Selling	(1)	(3,246)	(4,053)	(105)	−	(7,405)
General and administrative	(84)	(568)	(185)	(1,892)	−	(2,729)
Exploration costs	(1,343)	−	−	−	−	(1,343)
Research and development	(992)	(13)	(20)	(243)	−	(1,268)
Other taxes	(50)	(60)	(10)	(691)	−	(811)
Impairment (losses) reversals, net	−	1,539	−	−	−	1,539
Other income and expenses, net	(1,669)	(1,778)	(452)	(1,750)	−	(5,649)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	42,521	4,656	279	(4,635)	630	43,451
Net finance income (expenses)	−	−	−	1,316	−	1,316
Results in equity-accounted investments	91	95	3	(5)	−	184
Net Income (loss) before income taxes	42,612	4,751	282	(3,324)	630	44,951
Income taxes	(14,457)	(1,583)	(94)	4,244	(214)	(12,104)
Net income (loss) for the period	28,155	3,168	188	920	416	32,847
Attributable to:
Shareholders of Petrobras	28,158	3,168	127	836	416	32,705
Non-controlling interests	(3)	−	61	84	−	142
	28,155	3,168	188	920	416	32,847

24

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment – Jul-Sep/2024
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	85,299	120,558	12,986	458	(89,719)	129,582
Intersegments	84,892	1,255	3,565	7	(89,719)	−
Third parties	407	119,303	9,421	451	−	129,582
Cost of sales	(33,153)	(113,709)	(7,598)	(425)	91,881	(63,004)
Gross profit	52,146	6,849	5,388	33	2,162	66,578
Expenses	(6,768)	(4,330)	(4,439)	(4,451)	−	(19,988)
Selling	(3)	(2,660)	(3,941)	(13)	−	(6,617)
General and administrative	(1)	(492)	(175)	(1,599)	−	(2,267)
Exploration costs	(2,249)	−	−	−	−	(2,249)
Research and development	(904)	(10)	(10)	(160)	−	(1,084)
Other taxes	514	(26)	(27)	(765)	−	(304)
Other income and expenses, net	(4,125)	(1,142)	(286)	(1,914)	−	(7,467)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	45,378	2,519	949	(4,418)	2,162	46,590
Net finance income (expenses)	−	−	−	(1,561)	−	(1,561)
Results in equity-accounted investments	82	(241)	43	(12)	−	(128)
Net Income (loss) before income taxes	45,460	2,278	992	(5,991)	2,162	44,901
Income taxes	(15,429)	(857)	(323)	5,119	(735)	(12,225)
Net income (loss) for the period	30,031	1,421	669	(872)	1,427	32,676
Attributable to:
Shareholders of Petrobras	30,035	1,421	600	(928)	1,427	32,555
Non-controlling interests	(4)	−	69	56	−	121
	30,031	1,421	669	(872)	1,427	32,676

Consolidated Statement of Income by operating segment – Jan-Sep/2025
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	255,535	349,231	35,557	1,377	(271,522)	370,178
Intersegments	254,541	4,542	12,418	21	(271,522)	−
Third parties	994	344,689	23,139	1,356	−	370,178
Cost of sales	(116,225)	(326,582)	(20,406)	(1,226)	272,766	(191,673)
Gross profit	139,310	22,649	15,151	151	1,244	178,505
Expenses	(18,959)	(13,338)	(14,435)	(15,563)	−	(62,295)
Selling	(3)	(8,731)	(12,143)	(187)	−	(21,064)
General and administrative	(258)	(1,626)	(517)	(5,547)	−	(7,948)
Exploration costs	(4,204)	−	−	−	−	(4,204)
Research and development	(2,779)	(30)	(38)	(695)	−	(3,542)
Other taxes	(112)	(212)	(49)	(1,882)	−	(2,255)
Impairment (losses) reversals, net	(1,091)	1,287	(3)	−	−	193
Other income and expenses, net	(10,512)	(4,026)	(1,685)	(7,252)	−	(23,475)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	120,351	9,311	716	(15,412)	1,244	116,210
Net finance income (expenses)	−	−	−	17,483	−	17,483
Results in equity-accounted investments	406	378	186	(37)	−	933
Net Income (loss) before income taxes	120,757	9,689	902	2,034	1,244	134,626
Income taxes	(40,919)	(3,166)	(243)	5,077	(423)	(39,674)
Net income (loss) for the period	79,838	6,523	659	7,111	821	94,952
Attributable to:
Shareholders of Petrobras	79,848	6,523	501	6,873	821	94,566
Non-controlling interests	(10)	−	158	238	−	386
	79,838	6,523	659	7,111	821	94,952

25

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment – Jan-Sep/2024
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	246,722	345,398	36,424	1,255	(260,238)	369,561
Intersegments	245,397	4,047	10,771	23	(260,238)	−
Third parties	1,325	341,351	25,653	1,232	−	369,561
Cost of sales	(98,473)	(319,790)	(19,157)	(1,169)	257,354	(181,235)
Gross profit	148,249	25,608	17,267	86	(2,884)	188,326
Expenses	(18,085)	(12,133)	(13,376)	(19,119)	−	(62,713)
Selling	(9)	(8,195)	(11,549)	(82)	−	(19,835)
General and administrative	(215)	(1,393)	(496)	(5,253)	−	(7,357)
Exploration costs	(3,832)	−	−	−	−	(3,832)
Research and development	(2,359)	(23)	(18)	(600)	−	(3,000)
Other taxes	(3,939)	(171)	(69)	(1,899)	−	(6,078)
Impairment (losses) reversals, net	(21)	201	−	66	−	246
Other income and expenses, net	(7,710)	(2,552)	(1,244)	(11,351)	−	(22,857)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	130,164	13,475	3,891	(19,033)	(2,884)	125,613
Net finance income (expenses)	−	−	−	(47,536)	−	(47,536)
Results in equity-accounted investments	317	(2,209)	340	(29)	−	(1,581)
Net Income (loss) before income taxes	130,481	11,266	4,231	(66,598)	(2,884)	76,496
Income taxes	(44,256)	(4,582)	(1,323)	26,655	981	(22,525)
Net income (loss) for the period	86,225	6,684	2,908	(39,943)	(1,903)	53,971
Attributable to:
Shareholders of Petrobras	86,237	6,684	2,711	(40,079)	(1,903)	53,650
Non-controlling interests	(12)	−	197	136	−	321
	86,225	6,684	2,908	(39,943)	(1,903)	53,971

Other income and expenses, net by segment - Jul-Sep/2025

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(3,533)	(91)	(99)	(33)	(3,756)
Variable compensation programs	(1,025)	(480)	(108)	(581)	(2,194)
Pension and medical benefits – retirees	−	−	−	(1,839)	(1,839)
Equalization of expenses - Production Individualization Agreements	(174)	−	−	−	(174)
Losses with legal, administrative and arbitration proceedings	(373)	(1,226)	121	(31)	(1,509)
Results on disposal/write-offs of assets	248	(35)	(34)	(122)	57
Results from co-participation agreements in bid areas	331	−	−	−	331
Results of non-core activities	633	(17)	3	18	637
Early termination and cash outflows revision of lease agreements	622	129	17	19	787
Others	1,602	(58)	(352)	819	2,011
Total	(1,669)	(1,778)	(452)	(1,750)	(5,649)

Other income and expenses, net by segment - Jul-Sep/2024

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(3,546)	(68)	(98)	(13)	(3,725)
Variable compensation programs	(960)	(336)	(91)	(500)	(1,887)
Pension and medical benefits – retirees	−	−	−	(1,690)	(1,690)
Equalization of expenses - Production Individualization Agreements	(30)	−	−	−	(30)
Losses with legal, administrative and arbitration proceedings	(581)	(1,089)	118	(43)	(1,595)
Results on disposal/write-offs of assets	(319)	(71)	−	(146)	(536)
Results from co-participation agreements in bid areas	−	−	−	−	−
Results of non-core activities	387	37	3	28	455
Early termination and cash outflows revision of lease agreements	392	42	(16)	70	488
Others	532	343	(202)	380	1,053
Total	(4,125)	(1,142)	(286)	(1,914)	(7,467)

26

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Other income and expenses, net by segment - Jan-Sep/2025

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(9,920)	(830)	(373)	(79)	(11,202)
Variable compensation programs	(2,578)	(1,275)	(282)	(1,472)	(5,607)
Pension and medical benefits – retirees	−	−	−	(5,513)	(5,513)
Equalization of expenses - Production Individualization Agreements	(4,046)	−	−	−	(4,046)
Losses with legal, administrative and arbitration proceedings	(990)	(1,613)	(44)	(736)	(3,383)
Results on disposal/write-offs of assets	332	(34)	60	101	459
Results from co-participation agreements in bid areas	621	−	−	−	621
Results of non-core activities	1,907	(48)	6	56	1,921
Early termination and cash outflows revision of lease agreements	2,323	104	20	45	2,492
Others	1,839	(330)	(1,072)	346	783
Total	(10,512)	(4,026)	(1,685)	(7,252)	(23,475)

Other income and expenses, net by segment - Jan-Sep/2024

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(9,946)	(336)	(263)	(69)	(10,614)
Variable compensation programs	(1,989)	(986)	(231)	(1,170)	(4,376)
Pension and medical benefits – retirees	−	−	−	(10,139)	(10,139)
Equalization of expenses - Production Individualization Agreements	(157)	−	−	−	(157)
Losses with legal, administrative and arbitration proceedings	(1,543)	(1,980)	(72)	(675)	(4,270)
Results on disposal/write-offs of assets	896	283	118	(364)	933
Results from co-participation agreements in bid areas	533	−	−	−	533
Results of non-core activities	1,002	(38)	51	64	1,079
Early termination and cash outflows revision of lease agreements	1,132	68	(12)	59	1,247
Others	2,362	437	(835)	943	2,907
Total	(7,710)	(2,552)	(1,244)	(11,351)	(22,857)

The amount of depreciation, depletion and amortization by business segment is set forth as follows:

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Jul-Sep/2025	17,576	3,775	795	243	22,389
Jul-Sep/2024	12,260	3,382	723	176	16,541

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Jan-Sep/2025	48,143	11,181	2,320	673	62,317
Jan-Sep/2024	36,916	9,909	2,215	510	49,550

27

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

8.2.	Assets by operating segment
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Elimina-tions	Total

Consolidated assets by operating segment - 09.30.2025

Current assets	15,001	54,897	2,271	99,338	(22,146)	149,361
Non-current assets	833,054	119,158	29,069	81,396	−	1,062,677
Long-term receivables	49,904	14,554	751	67,410	−	132,619
Investments	1,748	1,297	864	316	−	4,225
Property, plant and equipment	771,429	102,593	27,007	11,413	−	912,442
Operating assets	592,199	89,199	23,849	8,137	−	713,384
Under construction	179,230	13,394	3,158	3,276	−	199,058
Intangible assets	9,973	714	447	2,257	−	13,391
Total Assets	848,055	174,055	31,340	180,734	(22,146)	1,212,038

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Elimina-tions	Total

Consolidated assets by operating segment - 12.31.2024

Current assets	16,701	55,838	2,345	86,210	(25,882)	135,212
Non-current assets	760,749	115,848	30,226	82,762	−	989,585
Long-term receivables	43,693	13,729	564	69,640	−	127,626
Investments	1,850	709	1,127	395	−	4,081
Property, plant and equipment	704,444	100,669	28,118	10,686	−	843,917
Operating assets	569,046	91,818	24,371	7,692	−	692,927
Under construction	135,398	8,851	3,747	2,994	−	150,990
Intangible assets	10,762	741	417	2,041	−	13,961
Total Assets	777,450	171,686	32,571	168,972	(25,882)	1,124,797
9.	Trade and other receivables
9.1.	Trade and other receivables
	Consolidated		Parent Company
	09.30.2025	12.31.2024	09.30.2025	12.31.2024
Receivables from contracts with customers
Third parties	25,052	23,398	15,077	14,559
Related parties
Investees (note 27.5)	483	726	14,354	31,714
Subtotal	25,535	24,124	29,431	46,273
Other trade receivables
Third parties
Receivables from divestments and Transfer of Rights Agreement	5,589	10,383	5,589	10,383
Lease receivables	1,277	1,848	5	135
Other receivables	3,638	3,664	3,004	2,888
Related parties
Applications in credit rights - FIDC-NP (note 27.3)	−	−	60,307	82,951
Subtotal	10,504	15,895	68,905	96,357
Total trade receivables	36,039	40,019	98,336	142,630
Expected credit losses (ECL) – Third parties	(9,720)	(10,151)	(6,174)	(6,063)
Expected credit losses (ECL) – Related parties	(13)	(11)	(13)	(11)
Total trade receivables, net	26,306	29,857	92,149	136,556
Current	21,891	22,080	88,192	129,592
Non-current	4,415	7,777	3,957	6,964

Trade and other receivables are generally classified as measured at amortized cost, except for receivables with final price linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit or loss, amounting to R$ 2,619 as of September 30, 2025 (R$ 2,579 as of December 31, 2024).

28

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The balance of receivables from divestment and Transfer of Rights Agreement is mainly related to the earnout of the Atapu and Sépia fields, totaling R$ 1,450 (R$ 3,147 as of December 31, 2024), from the sale of the Roncador field for R$ 1,678 (R$ 2,185 as of December 31, 2024) and the Potiguar cluster for R$ 818 (R$ 1,345 as of December 31, 2024).

9.2.	Aging of trade and other receivables – third parties
				Consolidated	Parent Company
	09.30.2025		12.31.2024		09.30.2025		12.31.2024
	Trade and other receivables	Expected credit losses (ECL)	Trade and other receivables	Expected credit losses (ECL)	Trade and other receivables	Expected credit losses (ECL)	Trade and other receivables	Expected credit losses (ECL)
Current	25,188	(511)	27,948	(1,041)	17,470	(507)	21,431	(1,023)
Overdue:
Until 3 months	346	(154)	1,316	(466)	226	(153)	1,221	(463)
3 – 6 months	99	(84)	391	(141)	84	(83)	353	(133)
6 – 12 months	1,241	(1,161)	184	(111)	1,183	(1,156)	170	(106)
More than 12 months	8,682	(7,810)	9,454	(8,392)	4,712	(4,275)	4,790	(4,338)
Total	35,556	(9,720)	39,293	(10,151)	23,675	(6,174)	27,965	(6,063)

9.3.	Provision for expected credit losses - third parties and related parties
	Consolidated		Parent Company
	2025	2024	2025	2024
Changes	Jan-Sep	Jan-Sep	Jan-Sep	Jan-Sep
Opening balance	10,162	7,821	6,074	4,636
Additions	682	583	666	542
Reversals	(473)	(314)	(472)	(305)
Write-offs	(81)	(61)	(81)	(59)
Cumulative translation adjustment	(557)	397	−	−
Closing balance	9,733	8,426	6,187	4,814
Current	2,042	1,367	1,797	1,136
Non-current	7,691	7,059	4,390	3,678
10.	Inventories
	Consolidated
	09.30.2025	12.31.2024
Crude oil	17,588	16,379
Oil products	13,269	13,382
Intermediate products	3,179	2,627
Natural gas and Liquefied Natural Gas (LNG)	826	628
Biofuels	105	134
Fertilizers	9	7
Total products	34,976	33,157
Materials, suppliers and others	11,296	8,393
Total	46,272	41,550

Inventories are presented net of losses to adjust to their net realizable value, which are primarily due to fluctuations in international oil and oil product prices. When incurred, they are recognized in the statement of income as cost of sales and services incurred. In the nine-month period ended September 30, 2025, the Company recognized a R$19 loss within cost of sales, adjusting inventories to net realizable value (a R$ 206 reversal of cost of sales in the nine-month period ended September 30, 2024).

At September 30, 2025, the Company had pledged crude oil and oil products volumes as collateral for the Term of Financial Commitment (TFC) related to Pension Plans PPSP-R, PPSP-R Pre-70 and PPSP-NR Pre-70 signed by Petrobras and Fundação Petrobras de Seguridade Social – Petros Foundation in 2008, in the estimated amount of R$ 4,625 (R$4,712 at December 31, 2024).

11.	Trade payables
	Consolidated		Parent Company
	09.30.2025	12.31.2024	09.30.2025	12.31.2024
Third parties in Brazil	23,416	22,644	22,279	21,401
Third parties abroad	12,384	14,917	7,027	8,879
Related parties (note 27.1)	469	98	9,381	9,461
Total	36,269	37,659	38,687	39,741

Forfaiting

The Company has a program to encourage the development of the oil and gas production chain called “Mais Valor” (More Value), operated by a partner company on a 100% digital platform.

29

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

By using this platform, the suppliers who want to anticipate their receivables may launch a reverse auction, in which the winner is the financial institution which offers the lowest discount rate. The financial institution becomes the creditor of invoices advanced by the supplier, and Petrobras pays the invoices on the same date and under the conditions originally agreed with the supplier.

Invoices are advanced in the “Mais Valor” program exclusively at the discretion of the suppliers and do not change the terms, prices and commercial conditions contracted by Petrobras with such suppliers, as well as it does not add financial charges to the Company, therefore, the classification is maintained as Trade payables in Statements of Cash Flows (Cash flows from operating activities).

As of September 30, 2025, the balance advanced by suppliers, within the scope of the program, is R$ 746 (R$ 832 as of December 31, 2024) and has a payment term from 4 to 93 days and a weighted average term of 54 days (payment term from 7 to 92 days and a weighted average term of 58 days in 2024), after the contracted commercial conditions have been met.

12. Taxes 12.1. Income taxes	Consolidated

	Current assets		Current liabilities		Non-current liabilities
	09.30.2025	12.31.2024	09.30.2025	12.31.2024	09.30.2025	12.31.2024
Taxes in Brazil
Income taxes (1)	3,541	2,510	3,569	4,324	2,125	2,046
Income taxes - Tax settlement programs	−	−	322	303	1,072	1,238
	3,541	2,510	3,891	4,627	3,197	3,284
Taxes abroad	19	35	2,126	4,044	−	−
Total	3,560	2,545	6,017	8,671	3,197	3,284
(1) It includes uncertain tax treatments (see note 12.1.1).

Reconciliation between statutory income tax rate and effective income tax rate

The reconciliation of taxes calculated according to nominal rates and the amount of recorded taxes are shown below:

	Jul-Sep	2025 Jan-Sep	Jul-Sep	2024 Jan-Sep
Net income (loss) before income taxes	44,951	134,626	44,901	76,496
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(15,283)	(45,773)	(15,267)	(26,009)
Adjustments to arrive at the effective tax rate:
Tax benefits from the deduction of interest on capital distributions	2,064	4,696	1,809	4,417
Different jurisdictional tax rates for companies abroad	2,975	5,652	1,228	3,908
Brazilian income taxes on income of companies incorporated outside Brazil (1)	(1,115)	(1,758)	48	(669)
Tax incentives	105	638	116	153
Effects of the global minimum tax	(234)	(848)	−	−
Internal transfer prices adjustments for operations between related parties abroad	(326)	(1,255)	−	−
Tax loss carryforwards (unrecognized tax losses)	2	5	43	467
Enrollment in the tax settlement program	−	−	53	(780)
Post-employment benefits	(681)	(1,871)	(712)	(4,157)
Results of equity-accounted investments in Brazil and abroad	60	311	43	(559)
Non-incidence of income taxes on indexation (Selic interest rate) of undue paid taxes	157	331	263	511
Others	172	198	151	193
Income taxes	(12,104)	(39,674)	(12,225)	(22,525)
Deferred income taxes	(3,574)	(17,054)	(2,595)	4,630
Current income taxes	(8,530)	(22,620)	(9,630)	(27,155)
Effective tax rate of income taxes	26.9%	29.5%	27.2%	29.4%
(1) It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.

Deferred income taxes - non-current

The table below shows the movement in the periods:

30

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated		Parent Company
	2025	2024	2025	2024
	Jan-Sep	Jan-Sep	Jan-Sep	Jan-Sep
Opening balance	(3,390)	(48,148)	(14,254)	(59,000)
Recognized in income of the period	(17,054)	4,630	(16,648)	4,861
Recognized in shareholders’ equity	(22,861)	9,123	(22,902)	9,133
Cumulative Translation Adjustment	(244)	190	−	−
Use of tax credits	(244)	(28)	(238)	−
Others	115	(6)	−	1
Closing balance	(43,678)	(34,239)	(54,042)	(45,005)

The table below shows the composition and basis for realization of deferred tax assets and liabilities:

Consolidated
Nature	Basis for realization	09.30.2025	12.31.2024
Property, plant and equipment - Cost of prospecting and dismantling areas	Depreciation, Amortization and Write-off of Assets	(34,350)	(38,926)
Property, plant and equipment – Impairment	Amortization, Write-off of Assets and Impairment Reversal	20,679	21,440
Property, plant and equipment – Right of use	Depreciation, Amortization and Write-off of Assets	(68,606)	(52,745)
Property, plant and equipment – Depreciation, accelerated and linear x unit produced and capitalized charges	Depreciation, Amortization and Write-off of Assets	(103,958)	(99,340)
Loans, accounts receivable / payable and financing	Payments, Receipts and Consideration	(10,301)	16,322
Leases	Appropriation of consideration	72,319	67,058
Provision for decommissioning costs	Payment and reversal of the provision	54,964	56,462
Provision for legal proceedings	Payment and reversal of the provision	5,320	5,068
Tax losses	Compensation of 30% of taxable income	5,396	6,046
Inventories	Sale, Write-Off and Loss	2,786	2,628
Employee benefits, mainly pension plan	Payment and reversal of the provision	8,040	7,368
Others		4,033	5,229
Total		(43,678)	(3,390)
Deferred tax assets		5,478	5,710
Deferred tax liabilities		(49,156)	(9,100)

31

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

12.1.1 Uncertain treatments on Corporate Income Tax (CIT)

As of September 30, 2025, the Company has R$ 3,295 (R$ 4,748 as of December 31, 2024) of uncertain tax treatments, provisioned in the statement of financial position, mainly related to the deduction of amounts paid in the basis of calculation of income taxes in Brazil, as well as to the incidence of Corporate Income Tax (CIT) on transactions abroad, linked to judicial and administrative proceedings.

Additionally, the company has uncertain tax treatments not provisioned in the statement of financial position, both in Brazil and abroad, related to income taxes, amounting to R$ 24,366 (R$ 33,408 as of December 31, 2024), related to judicial and administrative proceedings, especially regarding the treatment of income from subsidiaries domiciled abroad and the incidence of corporate income tax (IRPJ) and social contribution tax (CSLL) on transfer pricing.

The company also holds other positions that may be considered uncertain tax treatments of income taxes, amounting to R$ 31,378 (R$ 26,468 as of December 31, 2024), given the possibility of divergent interpretation by the tax authority. These uncertain tax treatments are supported by technical assessments and a tax risk assessment methodology; therefore, the company believes that such positions will be accepted by the tax authorities, understood as the government bodies that decide whether tax treatments are acceptable under tax law, including judicial courts.

Thus, as of September 30, 2025, uncertain tax positions, both in Brazil and abroad, amount to R$ 59,039 (R$ 64,624 as of December 31, 2024), for which Petrobras will continue to defend its position.

12.2.	Other taxes

Consolidated

Other taxes	Current assets		Non-current assets		Current liabilities		Non-current liabilities (1)
	09.30.2025	12.31.2024	09.30.2025	12.31.2024	09.30.2025	12.31.2024	09.30.2025	12.31.2024
Taxes in Brazil:
Current / Deferred ICMS (VAT)	3,291	2,857	3,768	3,709	6,350	5,670	−	−
Current/Deferred PIS and COFINS (2)	3,230	6,460	14,760	12,656	2,357	2,311	1,021	829
PIS and COFINS - Law 9,718/98	−	−	3,654	3,651	−	−	−	−
Production taxes/Royalties	−	−	−	−	8,678	9,345	369	539
Withholding income taxes	−	−	−	−	713	1,823	−	−
Others	131	275	2,102	2,138	1,264	1,046	496	496
Total in Brazil	6,652	9,592	24,284	22,154	19,362	20,195	1,886	1,864
Taxes abroad	32	38	1	147	90	141	−	−
Total	6,684	9,630	24,285	22,301	19,452	20,336	1,886	1,864
(1) Other non-current taxes are classified within other non-current liabilities in the statement of financial position.
(2) In January and February 2025, credits arising from adherence to Transaction Notice PGFN-RFB 6/2024 were used, according to note 12.3.
12.3.	Enrollment in the tax settlement program

In June 2024, Petrobras enrolled in a tax settlement program proposed by the Brazilian National Treasury by means of the Transaction Notice PGFN-RFB 6/2024, closing relevant litigation related to the taxation of remittances abroad, arising from contracts relating to the chartering of vessels and rendering of services, settling debts under dispute (contingent liabilities) relating to the taxation of CIDE, PIS and COFINS, from 2008 to 2013. This program brought economic benefits, avoiding costs with judicial guarantees, and included a 65% discount on the debt under dispute in Brazilian reais. The payment of the tax settlement was completed in the second half of 2024, as disclosed in the consolidated financial statements as of December 31, 2024, note 17.3.

The effects of enrollment in this program resulted in a R$ 10,391 expense, net of reimbursements to Petrobras made by partners in E&P consortia of the amounts corresponding to their respective interests, whose enrollments in this program were approved in the nine-month period ended September 30, 2024.

32

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Other taxes	3,673
Net finance income (expense)	10,966
Income taxes	(4,248)
Total effect on the statement of income	10,391

13.	Employee benefits

Employee benefits are all forms of consideration given by the Company in exchange for service rendered by employees or for the termination of employment. It also includes expenses with directors and management. Such benefits include salaries, post-employment benefits, termination benefits and other benefits.

	Consolidated
	09.30.2025	12.31.2024
Liabilities
Short-term employee benefits	12,541	9,395
Termination benefits	279	447
Post-retirement benefits	73,479	70,577
Total	86,299	80,419
Current	17,658	14,337
Non-current	68,641	66,082
Total	86,299	80,419

13.1.      Short-term employee benefits

	Consolidated
	09.30.2025	12.31.2024
Accrued vacation and 13th salary	4,777	3,215
Profit sharing - PLR	2,743	2,379
Performance award program - PRD	2,984	2,161
Salaries and related charges and other provisions	2,037	1,640
Total	12,541	9,395
Current	12,462	9,203
Non-current (1)	79	192
Total	12,541	9,395
(1) Remaining balance relating to the four-year deferral of the variable compensation program of executive officers and the upper management.

The company recognized the following amounts in the income statement:

	2025		2024
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Costs/Expenses in the statement of income
Salaries, vacation, 13th salary, charges over provisions and others	(5,440)	(15,838)	(5,282)	(14,779)
Management fees and charges	(18)	(56)	(15)	(52)
Variable compensation programs (1)	(2,194)	(5,607)	(1,887)	(4,376)
Performance award program - PRD (2)	(1,300)	(2,893)	(976)	(1,888)
Profit sharing - PLR (2)	(894)	(2,714)	(911)	(2,488)
Total	(7,652)	(21,501)	(7,184)	(19,207)
(1) Includes complement/reversion of previous programs.
(2) Amount recognized as Other Income and Expenses - note 6.

13.1.1 Variable compensation programs

The Company recognizes the contribution of employees to the results achieved through two programs: a) Profit sharing or results sharing; and b) Performance award program.

Profit Sharing (Participações nos lucros ou resultados - PLR)

In the nine-month period ended September 30, 2025, the Company:

•	paid R$ 2,350 (R$ 2,266 at the parent company) relating to the profit sharing (PLR), considering the rules and individual limits according to each employee's compensation; and
•	provisioned R$ 2,701 (R$ 2,488 from the nine-month period ended September 30, 2024) relating to the PLR for 2025, recorded in other operating expenses. At the parent company, the provision was R$ 2,672 (R$ 2,426 from the nine-month period ended September 30, 2024).

33

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Performance award program (Programa de prêmio por desempenho - PRD)

In the nine-month period ended September 30, 2025, the Company:

•	paid R$ 2,070 (R$ 1,563 at the parent company), considering compliance with the company's performance metrics and the individual performance of employees; and
•	provisioned R$ 2,898 (R$ 1,888 for the period January to September 2024) relating to the PRD for fiscal year 2025, recorded in other operating expenses, including Petrobras' current bonus program and other programs of the consolidated companies. At the parent company, the provision was R$ 2,410 (R$ 1,521 for the period January to September 2024).

13.2.      Employee benefits (post-employment)

The Company maintains a health care plan for its employees in Brazil (active and retiree) and their dependents, and five major post-employment pension plans (collectively referred to as “pension plans”).

The following table presents the balance of post-employment benefits:

	Consolidated
	09.30.2025	12.31.2024
Liabilities
Health Care Plan: AMS Saúde Petrobras	49,252	46,433
Petros Pension Plan - Renegotiated (PPSP-R)	13,976	14,175
Petros Pension Plan - Non-renegotiated (PPSP-NR)	4,845	4,824
Petros Pension Plan - Renegotiated - Pre-70 (PPSP-R Pré 70)	2,584	2,444
Petros Pension Plan - Non-renegotiated - Pre-70 (PPSP-NR Pré 70)	2,495	2,345
Petros 2 Pension Plan (PP-2)	327	356
Total	73,479	70,577
Current	5,067	5,001
Non-current	68,412	65,576

Health Care Plan

The health care plan Saúde Petrobras – AMS is managed and run by Petrobras Health Association (Associação Petrobras de Saúde – APS), a nonprofit civil association, and includes prevention and health care programs. The plan offers assistance to all employees, retirees, pensioners and eligible family members, according to the rules of the plan, and is open to new employees.

The Company pays the healthcare costs based on beneficiary utilization. The company's and beneficiaries' financial share of the expenses is established in the collective bargaining agreement, currently being 70% (seventy percent) for the company and 30% (thirty percent) for the beneficiaries.

On April 26, 2024, CGPAR Resolutions No. 42/2022 and No. 49/2023 were revoked by CGPAR Resolution No. 52/2024. Therefore, in June 2024, the company and the unions agreed, via an amendment to the current collective bargaining agreement, to resume the historical health plan funding ratio of 70% to Petrobras and 30% to beneficiaries, effective April 2024.

Due to this agreement, the Company carried out an intermediate remeasurement of the actuarial liabilities of this plan in the second quarter of 2024, which resulted in a R$ 127 increase in actuarial liabilities, as follows: (i) a R$ 6,955 expense within other income and expenses, due to the change in the benefit costing; (ii) a R$ 6,828 gain within other comprehensive income due to the revision of actuarial assumptions.

Pension plans

The Company’s post-retirement plans are managed by Petros Foundation, a nonprofit legal entity governed by private law with administrative and financial autonomy.

Pension plans in Brazil are regulated by the National Council for Supplementary Pension (Conselho Nacional de Previdência Complementar – CNPC), which establishes all guidelines and procedures to be adopted by the plans for their management and relationship with stakeholders.

Petros Foundation periodically carries out revisions of the plans and, when applicable, establishes measures aiming at maintaining the financial sustainability of the plans.

On March 25, 2025, the Deliberative Council of Petros Foundation approved the financial statements of the pension plans for the year ended December 31, 2024, sponsored by the Company.

34

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The net obligation with pension plans recorded by the Company is measured in accordance with the IFRS Accounting Standards, which has a different measurement methodology to that applicable to pension funds in Brazil, which are regulated by the CNPC.

The main differences between the accounting practices of the company (IFRS Accounting Standards) and the pension fund (CNPC), as of December 31, 2024, are demonstrated below:

	PPSP-R (1)	PPSP-NR (1)
Accumulated deficit according to CNPC – Petros Foundation	1,603	576
Ordinary and extraordinary future contributions - sponsor	23,181	6,793
Contributions related to the TFC - sponsor	4,073	2,738
Financial assumptions (interest rate and inflation), changes in fair value of plan assets and actuarial valuation method	(12,238)	(2,938)
Net actuarial liability according to CVM – Sponsor Company	16,619	7,169
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

The main difference between these methodologies is that, in the CNPC criterion, Petros Foundation considers the future cash flows of normal and extraordinary sponsor’s contributions, discounted to present value, while the Company considers these cash flows as they are realized. In addition, Petros Foundation sets the real interest rate based on profitability expectations and on parameters set by the Superintendência Nacional de Previdência Complementar - PREVIC (National Supplementary Pension Authority), while the Company uses a rate that combines the maturity profile of the obligations with the yield curve of government bonds. Regarding the plan assets, Petros Foundation marks government bonds at market value or on the curve, while the Company marks all of them at market value.

13.2.1 Amounts in the financial statements related to defined benefit plans

Net actuarial liabilities represent the obligations of the Company, net of the fair value of plan assets (when applicable), at present value.

Changes in the actuarial liabilities related to pension and health care plans with defined benefit characteristics are presented as follows:

	Consolidated
			Pension plans	Health Care Plan
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras - AMS	Total

Balance at December 31, 2024	16,619	7,169	356	46,433	70,577
Recognized in the statement of income – cost and expenses	1,533	671	26	5,079	7,309
Current service cost	12	4	−	689	705
Net interest cost	1,521	667	26	4,390	6,604
Recognized in Equity - other comprehensive income	−	−	(1)	(3)	(4)
(Gains)/losses arising from the remeasurement	−	−	(1)	(3)	(4)
Cash effects	(1,592)	(500)	(54)	(2,257)	(4,403)
Contributions paid	(1,512)	(455)	(54)	(2,257)	(4,278)
Payments related to Term of financial commitment (TFC)	(80)	(45)	−	−	(125)
Balance at September 30, 2025	16,560	7,340	327	49,252	73,479
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

	Consolidated
			Pension plans	Health Care Plan
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras - AMS	Total

Balance at December 31, 2023	22,950	8,713	873	46,772	79,308
Recognized in the statement of income – cost and expenses	1,599	608	57	11,250	13,514
Past service cost (2)				6,955	6,955
Current service cost	28	8	−	826	862
Net interest cost	1,571	600	57	3,469	5,697
Recognized in Equity - other comprehensive income	−	−	−	(6,828)	(6,828)
(Gains)/losses arising from the remeasurement (2)	−	−	−	(6,828)	(6,828)
Cash effect	(1,525)	(472)	(49)	(1,938)	(3,984)
Contributions paid	(1,452)	(435)	(49)	(1,938)	(3,874)
Payments related to Term of financial commitment (TFC)	(73)	(37)	−	−	(110)
Other changes	−	2	−	−	2
Balance at September 30, 2024	23,024	8,851	881	49,256	82,012
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(2) Effect of the Intermediate review, in the second quarter of 2024, on the health plan with change in benefits.

The net expense with pension and health care plans is presented below:

35

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

		Pension Plans		Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras
Related to active employees (cost of sales and expenses)	(97)	(24)	(4)	(1,671)	(1,796)
Related to retirees (other income and expenses)	(1,436)	(647)	(22)	(3,408)	(5,513)
Net costs for Jan-Sep/2025	(1,533)	(671)	(26)	(5,079)	(7,309)
Related to active employees (cost of sales and expenses) (2)	(127)	(29)	(12)	(3,207)	(3,375)
Related to retirees (other income and expenses) (3)	(1,472)	(579)	(45)	(8,043)	(10,139)
Net costs for Jan-Sep/2024	(1,599)	(608)	(57)	(11,250)	(13,514)
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(2) It includes the effects of the intermediate remeasurement, in the second quarter of 2024, on the health care plan, which changed the cost-sharing arrangement, amounting to R$ 1,566.
(3) It includes the effects of the intermediate remeasurement, in the second quarter of 2024, on the health care plan, which changed the cost-sharing arrangement, amounting to R$ 5,389.

36

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

		Pension Plans		Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras
Related to active employees (cost of sales and expenses)	(32)	(8)	(2)	(557)	(599)
Related to retirees (other income and expenses)	(479)	(215)	(8)	(1,137)	(1,839)
Net costs for Jul-Sep/2025	(511)	(223)	(10)	(1,694)	(2,438)
Related to active employees (cost of sales and expenses)	(42)	(10)	(3)	(524)	(579)
Related to retirees (other income and expenses)	(490)	(193)	(15)	(992)	(1,690)
Net costs for Jul-Sep/2024	(532)	(203)	(18)	(1,516)	(2,269)
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

13.2.2. Contributions

In the nine-month period ended September 30, 2025, the company contributed a total of R$4,403 (R$3,984 in the nine-month period ended September 30, 2024) to the defined benefit plans, which reduced the balance of obligations, as shown in the table in explanatory note 13.2.1. Additionally, it contributed R$976 (R$887 for the period in the nine-month period ended September 30, 2024) to the defined contribution portion of the PP2 plan and R$7 to the PP3 plan (R$7 in the nine-month period ended September 30, 2024), which were recognized in funding and expenses for the period.

14.	Provisions for legal proceedings, judicial deposits and contingent liabilities

14.1 Provisions for legal proceedings

The Company recognizes provisions for legal, administrative and arbitral proceedings, based on the best estimate of the costs, for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•	Tax claims including: (i) tax notices for alleged non-compliance with ancillary obligations; (ii) claims relating to benefits previously taken for Brazilian federal tax credits applied that were subsequently alleged to be disallowable, including disallowance of PIS and COFINS tax credits; and (iii) claims for alleged non-payment of social security contributions on allowances and bonuses.
•	Labor claims, in particular: (i) several individual and collective labor claims; (ii) actions of outsourced employees; and (iii) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated.
•	Civil claims, in particular: (i) lawsuits related to contracts; (ii) lawsuits that discuss matters related to pension plans managed by Petros; (iii) legal and administrative proceedings involving fines applied by the ANP - Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis), mainly relating to production measurement systems; and (iv) administrative and judicial proceedings that discuss the difference between special participation and royalties in several oil fields.
•	Environmental claims, specially: (i) fines relating to an environmental accident in the State of Paraná in 2000; (ii) fines relating to the Company’s offshore operation; and (iii) public civil action for oil spill in 2004 in Serra do Mar-São Paulo State Park.

Provisions for legal proceedings are set out as follows:

37

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
Non-current liabilities	09.30.2025	12.31.2024
Labor claims	3,935	3,937
Tax claims	3,190	2,474
Civil claims	8,143	9,936
Environmental claims	1,212	1,196
Total	16,480	17,543
	Consolidated
	2025 Jan-Sep	2024 Jan-Sep
Opening Balance	17,543	16,000
Additions, net of reversals	2,076	2,063
Use of provision	(4,687)	(2,631)
Accruals and charges	1,597	2,234
Others	(49)	101
Closing balance	16,480	17,767

In preparing its unaudited condensed consolidated interim financial statements for the nine-month period ended September 30, 2025, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

During the period from January to September 2025, the decrease in the provisioned liability is mainly due to changes in the following cases:

•	signing of the agreement to settle the dispute with EIG, as detailed in note 14.4.3; and
•	R$298 related to favorable decisions in class actions requiring a review of the methodology for calculating the Minimum Remuneration Supplement by Level and Regime (RMNR), as detailed in note 14.3.1.

These effects were offset primarily by: (i) R$ 831 in the provision for VAT Tax (ICMS) collection due to approval for joining the Amnesty Program established by the State of Bahia; and (ii) R$ 216 in the provision for labor lawsuits.

14.2 Judicial deposits

The Company makes deposits in judicial phases, mainly to suspend the chargeability of the tax debt and to maintain its tax compliance. Judicial deposits are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated
Non-current assets	09.30.2025	12.31.2024
Tax	55,043	50,694
Labor	4,609	4,812
Civil	19,985	16,680
Environmental and others	564	559
Total	80,201	72,745

	Consolidated
	2025 Jan-Sep	2024 Jan-Sep
Opening Balance	72,745	71,390
Additions	3,135	4,301
Use (1)	(716)	(7,632)
Accruals and charges	5,043	2,707
Others	(6)	46
Closing balance	80,201	70,812

(1) In the nine-month period ended September 30, 2024, the Company used credits arising from the enrollment to the tax settlement program proposed in the Transaction Notice PGFN-RFB 6/2024 (note 12.3), which ended legal disputes over relevant litigation related to the incidence of taxes on remittances abroad in platforms chartering.

During the period from January to September 2025, the Company made judicial deposits net of reversals in the amount of R$ 3,135, highlighting the deposits and nature of the related contingencies:

•	R$ 1,553 related to government participation amounts related to the unification of production fields (Cernambi, Tupi, Tartaruga Verde and Tartaruga Mestiça);
•	R$ 469 related to service provision contracts, particularly gas distribution contracts for the Thermoelectric Plants;
•	R$304 related to social security contributions - bonuses;
•	R$226 related to Corporate Income Tax and Social Contribution due to the failure to add the income of subsidiaries and affiliates abroad to the parent company's Corporate Income Tax and Social Contribution calculation basis; and

38

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

•	R$491 related to several tax deposits.

The Company maintains a Negotiated Legal Proceeding (NJP) agreement with the Brazilian National Treasury Attorney General's Office (PGFN), aiming to postpone judicial deposits related to federal tax lawsuits with values exceeding R$200, which allows judicial discussion without the immediate disbursement.

To achieve this, the Company makes production capacity available as a guarantee from the Tupi, Sapinhoá, and Roncador fields. As the judicial deposits are made, the mentioned capacity is released for other processes that may be included in the NJP.

The Company’s management understands that the mentioned NJP provides greater cash predictability and ensures the maintenance of federal tax regularity. As of September 30, 2025, the balance of production capacity held in guarantee in the NJP is R$ 13,472 (R$ 13,362 as of December 31, 2024).

14.3 Contingent liabilities

The estimates of contingent liabilities are indexed to inflation and updated by applicable interest rates. As of September 30, 2025, estimated contingent liabilities for which the possibility of loss is classified as possible are set out in the following table:

	Consolidated
Nature	09.30.2025	12.31.2024
Tax	121,378	132,970
Labor	9,973	40,034
Civil	80,441	67,559
Environmental and others	8,317	8,038
Total	220,109	248,601

The main contingent liabilities are:

•	Tax matters comprising: (i) income from foreign subsidiaries and associates not included in the computation of taxable income (IRPJ and CSLL); (ii) disapproval of PIS and COFINS tax compensation due to credit disallowance; (iii) collection of PIS and COFINS, resulting from the payment of taxes negotiated with the Brazilian Federal Government, excluding the payment of fines; (iv) incidence of social security contributions on the payment of bonuses; (v) collection of ICMS involving several states; and (vi) withholding income tax (IRRF) on remittances for payments of vessel charters;
•	Labor matters, comprising several labor claims;
•	Civil matters comprising mainly: (i) administrative and legal proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several oil fields, including unitization of deposits and reservoirs; (ii) lawsuits related to contracts; (iii) claims that discuss topics related to pension plans managed by Petros; (iv) fines from regulatory agencies, mainly ANP; and (v) judicial and arbitration proceedings that discuss disposal of assets carried out by Petrobras; and
•	Environmental matters comprising mainly: (i) fishermen's indemnities; and (ii) indemnities for damages and fines related to the Company operations.

In the period from January to September 2025, the decrease in contingent liabilities is primarily due to the following changes:

•	R$30,077 related to favorable decisions in class actions requiring a review of the methodology for calculating the Minimum Remuneration Supplement by Level and Regime (RMNR), as detailed in Explanatory Note 14.3.1;
•	R$7,477 due to a favorable decision and transfers to remote loss in the levy of Corporate Income Tax and Social Contribution on transfer pricing;
•	R$4,050 related to the favorable decision to exclude the ex officio fine and its impact on the levy of Withholding Income Tax (IRRF) on remittances for vessel charter payments;
•	R$ 3,408 related to contingencies concerning VAT Tax (ICMS) collection;
•	R$1,834 transferred to remote loss due to a favorable decision in the levy of ICMS (Tax on Goods and Services) on Imports from the state of Pernambuco; and
•	R$947 due to a favorable decision in a lawsuit regarding the levy of Corporate Income Tax and Social Contribution on capital gains on the sale and amortization of goodwill on the acquisition of equity interests.

39

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

These effects were offset, primarily, by: (i) R$ 5,394 relating to administrative and judicial proceedings discussing differences in special participation and royalties in various oil fields, including the unification of deposits and reservoirs; (ii) R$ 5,341 relating to civil litigation involving contractual issues; (iii) R$ 1,267 relating to the non-approval of PIS and COFINS offsets due to the disallowance of credits; (iv) R$ 1,059 relating to ICMS VAT Tax charges – Bunker Oil; (v) R$ 1,049 relating to actions discussing issues related to supplementary pension plans managed by Petros; (vi) R$ 725 relating to the charge on ICMS VAT Tax credits - Monophasia applicable to the acquisition of goods; (vii) R$ 565 relating to tax assessments involving ICMS VAT Tax - Value Added; (viii) R$ 564 relating to civil litigation involving the purchase and sale of assets; (ix) R$ 544 relating to the exclusion of ICMS VAT Tax from the calculation basis of PIS/COFINS; and (x) R$ 507 relating to the incidence of PIS and COFINS on tax amnesty programs.

14.3.1 Minimum Compensation Based on Employee's Position and Work Schedule (Remuneração Mínima por Nível e Regime - RMNR)

The RMNR consists of a minimum remuneration guaranteed to employees, based on salary level, work schedule and geographic location. This remuneration policy was created and implemented by Petrobras in 2007 through collective negotiation with union representatives, and approved at employee meetings, with the formula for calculating the supplement to this minimum remuneration adopted by the Company later being questioned in court by employees and Unions.

The Superior Labor Court (TST) established criteria different from those agreed and reached an understanding partially contrary to the Company, deciding to exclude some portions of the calculation, which was consolidated in Theme 13 of the TST's Repetitive Appeals. The Brazilian Federal Supreme Court (STF), which accepted the Company's appeal, recognized in March 2024 that the calculation formula used by the Company is valid and in accordance with what was negotiated between the parties. In April 2025, the TST, accepting the STF's decision, declared the aforementioned Theme 13 to be obsolete, revoking it.

As there are several legal actions at different procedural stages, the Company monitors the application of the precedent to the respective processes, whose expectations have been changed or terminated, according to their progress in Court. In the third quarter of 2025, there was a final decision in favor of the Company, relating to the claim of the Norte Fluminense Union, which reduced this contingent liability, in the amount of R$ 30,077. The Company has been reassessing the loss expectation of individual lawsuits.

As of September 30, 2025, due to the diversity of phases, legal proceedings related to RMNR remain reflected in the company's financial statements, with R$248 (R$546 as of December 31, 2024) classified as a probable loss, recognized in liabilities as a provision for legal and administrative proceedings, and R$475 (R$30,553 as of December 31, 2024) classified as a possible loss.

14.4 Class action and related proceedings

14.4.1 Class action in the Netherlands

On January 23, 2017, Stichting Petrobras Compensation Foundation ("Foundation") filed a class action in the Netherlands, at the District Court of Rotterdam, against Petróleo Brasileiro S.A. – Petrobras, Petrobras International Braspetro B.V. (PIB BV), Petrobras Global Finance B.V. (PGF), Petrobras Oil & Gas B.V. (PO&G) and some former Petrobras managers. The Foundation alleges that it represents the interests of an unidentified group of investors and asserts that, based on the facts revealed by the Lava-Jato Operation, the defendants acted illegally before the investors. On May 26, 2021, the District Court of Rotterdam decided that the class action should proceed and that the arbitration clause of Petrobras' bylaws does not prevent the Company's shareholders from having access to the Dutch Judiciary and have their interests represented by the “Foundation”. However, the interests of investors who have already started arbitration against Petrobras or who are parties to legal proceedings in which the applicability of the arbitration clause has been definitively recognized are excluded from the scope of the action.

On July 26, 2023, the Court issued an intermediary decision on the merits which provided the following understanding: (i) the requests made against PIB BV, PO&G and certain former members of the Company’s management were rejected; (ii) the Court declared that Petrobras and the PGF acted illegally in relation to their investors, although the Court expressed it does not consider itself sufficiently informed about relevant aspects of Brazilian, Argentine and Luxembourger laws to definitively decide on the merits of the action; and iii) the alleged rights under Spanish legislation are prescribed.

Regarding the aspects of Brazilian, Argentine and Luxembourger laws considered relevant to the sentence, the Court ordered the production of technical evidence by Brazilian and Argentine experts and by Luxembourger authorities.

On October 30, 2024, after the parties' comments on the technical evidence, the District Court of Rotterdam issued a ruling, in which it broadly accepted Petrobras' arguments regarding the requests presented in favor of the Company's shareholders and considered that: i) in accordance with Brazilian legislation, all damages alleged by the Foundation qualify as indirect and are not subject to compensation; and ii) according to Argentine law, shareholders cannot, in principle, request compensation from the Company for damages alleged by the Foundation, and the Foundation has not demonstrated that it represents a sufficient number of investors who could, in theory, present such a request.

40

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Therefore, the District Court of Rotterdam rejected the Foundation's allegations in accordance with Brazilian and Argentine law, which resulted in the rejection of all requests made in favor of shareholders. With respect to certain bondholders, the Court considered that Petrobras and PGF acted illegally under Luxembourg law, while PGF acted illegally under Dutch law.

Furthermore, the District Court of Rotterdam confirmed the following issues of the decision released to the market on July 26, 2023: (i) rejection of the allegations against PIBBV, POG BV and the former CEOs of Petrobras, Maria das Graças Silva Foster and José Sérgio Gabrielli de Azevedo; and (ii) prescription of requests formulated in accordance with Spanish legislation.

The Foundation and PGF have appealed against the ruling and previous interim decisions. Petrobras will still be able to present its own appeal, within the deadline for responding to the Foundation's appeal.

In relation to bondholders, the Foundation cannot claim compensation under the class action, which will depend not only on a final result favorable to the interests of the investors in the class action, but also on the filing of subsequent actions by or on behalf of the investors by the Foundation itself, an opportunity in which Petrobras and PGF will be able to offer all the defenses already presented in the class action and others that it deems appropriate, including in relation to the occurrence and quantification of any damages that must be proven by the potential beneficiaries of the decision or by the Foundation. Any compensation for the alleged damages will only be determined by court decisions in subsequent actions.

This class action involves complex issues and the outcome is subject to substantial uncertainties, which depend on factors such as: the scope of the arbitration clause of the Petrobras Bylaws, the jurisdiction of the Dutch court, the scope of the agreement that ended the Class Action in the United States, the Foundation's legitimacy to represent the interests of investors, the several laws applicable to the case, the information obtained from the production phase of evidence, the expert analyses, the timetable to be defined by the Hague Court of Appeal and the judicial decisions on key issues of the process, possible appeals, including before the Dutch Supreme Court, as well as the fact that the Foundation seeks only a declaratory decision in this class action.

The Company, based on the assessments of its advisors, considers that there are not enough indicative elements to qualify the universe of potential beneficiaries of a possible final decision unfavorable to Petrobras' interests, nor to quantify the supposedly compensable damages.

Thus, it is currently not possible to predict whether the Company will be liable for the effective payment of damages in any future individual claims, as this analysis will depend on the outcome of these complex procedures. In addition, it is not possible to know which investors will be able to bring subsequent individual actions related to this matter against Petrobras.

Furthermore, the claims formulated are broad, cover a multi-year period and involve a wide variety of activities and, in the current scenario, the impacts of such claims are highly uncertain. The uncertainties inherent in all of these issues affect the duration of final resolution of this action. As a result, Petrobras is unable to estimate an eventual loss resulting from this action. However, Petrobras continues to reject the Foundation's allegations, in relation to which it was considered a victim by all Brazilian authorities, including the STF.

Petrobras and its subsidiaries reject the allegations made by the Foundation and will continue to defend themselves vigorously.

14.4.2 Arbitration and other legal proceedings in Argentina

In relation to the arbitration in Argentina, the Argentine Supreme Court denied the appeal, but the Consumidores Damnificados Asociación Civil para su Defensa (formerly Consumidores Financieros Asociación Civil, "Association") filed a new appeal to the Argentine Supreme Court, which was also denied, thus the arbitration was sent to the Arbitration Court. This arbbitration discusses Petrobras' liability for an alleged loss of market value of Petrobras' shares in Argentina, as a result of the so-called Lava Jato Operation. The Company does not have elements that allow it to provide a reliable estimate of the potential loss in this arbitration.

In parallel to such arbitration, the Association also initiated a collective action before the Civil and Commercial Court of Buenos Aires, in Argentina, with Petrobras appearing spontaneously on April 10, 2023, within the scope of which it alleges Petrobras' responsibility for an alleged loss of the market value of Petrobras' securities in Argentina, as a result of allegations made within the scope of Lava Jato Operation and their impact on the Company's financial statements prior to 2015. Petrobras presented its defense on August 30, 2023. Petrobras denies the allegations presented by the Association and will defend itself against the accusations made by the author of the class action. The Company does not have elements that allow it to provide a reliable estimate of the potential loss in this arbitration.

Regarding criminal proceeding in Argentina related to an alleged fraudulent offer of securities, aggravated by the fact that Petrobras allegedly declared false data in its financial statements prior to 2015, on September 3, 2025, the lower court recognized the statute of limitations on the criminal action and ordered its dismissal. The judgment dismissing the criminal action followed the Court of Appeals' decision on April 3, 2025, which overturned the previous decision to prosecute Petrobras and the previously ordered injunction. On September 10, 2025, the Association filed an appeal against the ruling dismissing the criminal action, which is still pending judgment. This criminal action is being processed before the Economic Criminal Court No. 2 of the city of Buenos Aires.

41

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

As for the other criminal action for alleged non-compliance with the obligation to publish a “press release” in the Argentine market about the existence of a class action filed by Consumidores Damnificados Asociación Civil before the Commercial Court, on March 25, 2025, the 1st instance of the Argentine Court closed the action because it considered that there was no relevant fact that should be reported under local legislation. As there was no appeal, the decision became final.

14.4.3.	Lawsuit in United States regarding Sete Brasil Participações S.A (“Sete”)

The EIG Energy Fund XIV, L.P. and affiliates (“EIG”) filed a lawsuit against Petrobras, before the District Court of Columbia, United States, to recover alleged losses related to its investment in Sete Brasil Participações S.A. On August 8, 2022, the judge upheld EIG's claim as to Petrobras' responsibility for the alleged losses (which was recorded in 2022 as provisions for legal proceedings) but denied the motion for summary judgment with respect to damages, whereby the award of compensation became subject to the proof of damages by EIG at a hearing and to the consideration of the defenses by the Company. In the same decision, whose effects were recognized in the Company's financial statements in 2022, the judge denied the request to dismiss the case based on Petrobras' immunity from jurisdiction, when an appeal was filed with the Federal Court of Appeals for the District of Columbia, which was denied in June 2024. Petrobras then submitted a request to review the issue, which was rejected on July 24, 2024. As a result, the process, which had been suspended by the lower court judge on October 26, 2022 due to the filing of the appeal by Petrobras, resumed its course.

On August 26, 2022, on another procedural front initiated by the EIG, the District Court of Amsterdam granted a precautionary measure to block certain Petrobras assets in the Netherlands. This granting was based on the decision of the District Court of Columbia, on August 8, 2022, and was intended to ensure the satisfaction of EIG's claims contained in the aforementioned US lawsuit.

On March 7, 2025, Petrobras and EIG entered into an agreement to end litigation between the parties. Under the terms of this agreement, Petrobras paid EIG the amount of US$ 283, while EIG requested the termination of the lawsuit pending in the District Court of Columbia and the cancellation of the precautionary measure blocking the Company's assets in the Netherlands, as well as waived any rights related to the dispute. Therefore, there is no further legal dispute between the parties regarding this matter.

This agreement does not constitute admission of guilt or wrongdoing by Petrobras and meets the best interests of the Company and its shareholders, considering the US legislation applicable to the trial of the case, as well as the procedural stage and characteristics of litigations in the Federal Courts of the United States.

14.4.4 Arbitrations proposed by non-controlling Shareholders in Brazil

There were no relevant changes in the nine-month period ended September 30, 2025.

For more information, see explanatory note 19.5 to the financial statements for the year ended December 31, 2024.

15.	Provision for decommissioning costs

The following table details the amount of the provision for decommissioning costs by producing area:

	Consolidated
	09.30.2025	12.31.2024
Onshore	3,045	3,053
Shallow Waters	45,610	44,996
Deep and ultra-deep post-salt	72,713	74,740
Pre-salt	40,299	39,464
Total	161,667	162,253
Current	15,452	10,500
Non-current	146,215	151,753

42

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	2025	2024
	Jan-Sep	Jan-Sep
Opening balance	162,253	112,330
Adjustment to provision	214	370
Transfers related to liabilities held for sale	565	(1,729)
Use of provisions	(6,709)	(5,720)
Interest accrued	5,432	3,915
Others	(88)	58
Closing balance	161,667	109,224

16.	Other assets and liabilities
Assets	Consolidated		Parent Company
	09.30.2025	12.31.2024	09.30.2025	12.31.2024
Escrow account and/ or collateral	4,596	4,647	4,408	4,179
Advances to suppliers	15,830	13,667	16,939	14,836
Prepaid expenses	2,208	2,172	1,902	1,695
Derivatives transactions	414	181	310	109
Assets related to E&P partnerships	1,163	2,342	4,066	5,545
Others	2,695	2,078	993	877
Total	26,906	25,087	28,618	27,241
Current	8,946	9,599	9,991	10,817
Non-Current	17,960	15,488	18,627	16,424

Liabilities	Consolidated		Parent Company
	09.30.2025	12.31.2024	09.30.2025	12.31.2024
Obligations arising from divestments	5,258	5,657	5,255	5,655
Contractual retentions	4,487	3,785	4,324	3,668
Advances from customers	1,987	1,671	1,441	1,355
Provisions for environmental expenses, R&D and fines	4,880	4,215	4,597	3,884
Other taxes	1,886	1,864	1,886	1,864
Unclaimed dividends	1,094	1,708	1,094	1,708
Derivatives transactions	496	799	430	666
Obligations arising from acquisition of equity interests	856	806	856	806
Various creditors	549	610	548	605
Others	2,320	2,566	2,275	2,540
Total	23,813	23,681	22,706	22,751
Current	14,659	13,652	13,090	12,045
Non-Current	9,154	10,029	9,616	10,706

43

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

17.	Property, plant and equipment

17.1 By class of assets

	Consolidated						Parent Company
	Land, buildings and improvement	Equipment and other assets (1)	Assets under construction (2)	Exploration and development costs (3)	Right-of-use assets	Total	Total
Balance at December 31, 2024	15,389	283,650	150,990	222,434	171,454	843,917	858,561
Accumulated cost	24,119	600,426	187,751	417,094	262,342	1,491,732	1,444,141
Accumulated depreciation and impairment (4)	(8,730)	(316,776)	(36,761)	(194,660)	(90,888)	(647,815)	(585,580)
Additions	222	453	69,785	656	59,824	130,940	128,985
Additions to / review of estimates of decommissioning costs	−	−	−	34	−	34	−
Capitalized borrowing costs	−	−	8,102	−	−	8,102	8,102
Write-offs	(3)	(157)	(1,853)	(30)	(107)	(2,150)	(2,103)
Transfers (5)	(1,841)	22,721	(29,049)	14,591	(8)	6,414	6,466
Transfers to assets held for sale	−	(14)	−	−	−	(14)	(13)
Depreciation, amortization and depletion	(407)	(23,331)	−	(19,743)	(31,210)	(74,691)	(77,042)
Impairment recognition (note 19)	(239)	(650)	(108)	(58)	(465)	(1,520)	(1,299)
Impairment reversal (note 19)	171	375	1,237	−	−	1,783	1,760
Cumulative translation adjustment	(5)	(27)	(46)	(295)	−	(373)	−
Balance at September 30, 2025	13,287	283,020	199,058	217,589	199,488	912,442	923,417
Accumulated cost	23,813	617,749	234,164	430,761	311,605	1,618,092	1,570,632
Accumulated depreciation and impairment (4)	(10,526)	(334,729)	(35,106)	(213,172)	(112,117)	(705,650)	(647,215)

	Consolidated						Parent Company
	Land, buildings and improvement	Equipment and other assets (1)	Assets under construction (2)	Exploration and development costs (3)	Right-of-use assets	Total	Total
Balance at December 31, 2023	13,006	282,776	104,166	195,745	147,081	742,774	759,569
Accumulated cost	22,434	572,111	152,344	362,175	217,033	1,326,097	1,279,761
Accumulated depreciation and impairment (4)	(9,428)	(289,335)	(48,178)	(166,430)	(69,952)	(583,323)	(520,192)
Additions	1	1,408	52,642	376	23,801	78,228	79,714
Additions to / review of estimates of decommissioning costs	−	−	−	327	−	327	322
Capitalized borrowing costs	−	−	6,024	−	−	6,024	6,021
Write-offs	(36)	(379)	(1,180)	(22)	(143)	(1,760)	(1,843)
Transfers (5)	(39)	14,646	(20,882)	8,369	(88)	2,006	2,006
Transfers to assets held for sale	−	(100)	(25)	(558)	−	(683)	(674)
Depreciation, amortization and depletion	(289)	(19,660)	−	(14,934)	(23,854)	(58,737)	(60,652)
Impairment recognition (note 19)	−	−	(2)	−	−	(2)	(2)
Impairment reversal (note 19)	18	173	10	−	66	267	66
Cumulative translation adjustment	4	29	32	105	1	171	−
Balance at September 30, 2024	12,665	278,893	140,785	189,408	146,864	768,615	784,527
Accumulated cost	21,935	577,583	188,977	370,577	229,855	1,388,927	1,341,783
Accumulated depreciation and impairment (4)	(9,270)	(298,690)	(48,192)	(181,169)	(82,991)	(620,312)	(557,256)

(1) It is composed of production platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, and other operating, storage and production plants, including subsea equipment for the production and flow of oil and gas, depreciated based on the units of production method.
(2) See note 8 for assets under construction by operating segment.
(3) It is composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated with proved reserves and other costs directly associated with the exploration and production of oil and gas, except for assets under "Equipment and other assets".
(4) In the case of land and assets under construction, it refers only to impairment losses.
(5) It mainly includes transfers between classes of assets and transfers from advances to suppliers.

44

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Additions to assets under construction are mainly due to investments in the development of production in the Búzios field and fields in the Campos basin, Santos basin and Espírito Santo basin. As for additions to right-of-use assets primarily relate to the FPSO Almirante Tamandaré in the Búzios field, the FPSO Alexandre de Gusmão in the Mero field, rigs for E&P operations, and extension of the lease agreement for the FPSO Cidade de Angra dos Reis in the Tupi field.

17.2 Estimated useful life

The useful life of assets depreciated are shown below:

Asset	Weighted average useful life in years
Buildings and improvement	38 (between 25 and 50)
Equipment and other assets	23 (between 1 to 31) - except assets by the units of production method
Exploration and development costs	Units of production method or 20 years
Right-of-use	14 (between 2 and 50)

17.3 Right-of-use assets

The right-of-use assets comprise the following underlying assets:

Consolidated					Parent Company
	Platforms	Vessels	Buildings and others	Total	Total
09.30.2025
Accumulated cost	171,751	123,849	16,005	311,605	327,559
Accumulated depreciation and impairment	(39,362)	(67,381)	(5,374)	(112,117)	(120,062)
Total	132,389	56,468	10,631	199,488	207,497
12.31.2024
Accumulated cost	139,231	108,624	14,487	262,342	278,171
Accumulated depreciation and impairment	(29,176)	(57,070)	(4,642)	(90,888)	(97,148)
Total	110,055	51,554	9,845	171,454	181,023

17.4 Production individualization agreements (AIPs)

Petrobras has AIPs signed in Brazil with partner companies in E&P consortia. These agreements result in reimbursements payable to (or receivable from) partners regarding expenses and production volumes mainly related to Agulhinha, Albacora Leste, Berbigão, Budião Noroeste, Budião Sudeste, Caratinga, Sururu and the pre-salt layer of Jubarte.

Provision for equalizations (1)

The table below presents changes in the reimbursements payable relating to the execution of the AIPs submitted to the approval of the ANP:

	Consolidated and Parent Company
	2025 Jan-Sep	2024 Jan-Sep
Initial balance	3,575	2,238
Additions (write-offs) in Property, Plant and Equipment	(1,951)	618
Payments made	−	(6)
Other operating (income) expenses	4,046	157
Ending balance	5,670	3,007
(1) Mainly Berbigão, Sururu, Agulhinha and the pre-salt layer of Jubarte.

In May 2025, the Company submitted for approval of the ANP the AIP of the Jubarte pre-salt layer shared reservoir in the Campos Basin, comprising the following areas:

•	Jubarte Field area (BC-60) representing 97.25% of the shared reservoir;
•	Non-contracted areas (Brazilian Federal Government, represented by PPSA) representing 1.89% of the shared reservoir; and
•	Argonauta Field area (BC-10) representing 0.86% of the shared reservoir.

In July 2025, this AIP was approved by the ANP, effective as of August 1, 2025.

With the approval of this AIP, negotiations began for the Agreement on Expenditure and Volume Equalization (AEGV) related to the Jubarte Field and non-contracted areas with Pré-Sal Petróleo S.A. (PPSA). The AEGV was signed and settled in October 2025, in the amount of R$ 1,540.

45

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The negotiation process of the equalization between Petrobras and the partners of the Argonauta Field is still ongoing.

17.5 Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the nine-month period ended September 30, 2025, the capitalization rate was 7.17% p.a. (7.13% p.a. for the nine-month period ended September 30, 2024).

46

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

18.	Intangible assets

18.1 By class of assets

	Consolidated				Parent Company
	Rights and Concessions (1)	Soft ware	Goodwill	Total	Total
Balance at December 31, 2024	10,509	3,328	124	13,961	13,772
Accumulated cost	10,836	10,294	124	21,254	20,321
Accumulated amortization and impairment	(327)	(6,966)	−	(7,293)	(6,549)
Addition	38	1,013	−	1,051	1,014
Capitalized borrowing costs	−	49	−	49	49
Write-offs	−	(6)	−	(6)	(5)
Transfers	(98)	16	(4)	(86)	(90)
Amortization	(13)	(616)	−	(629)	(603)
Impairment accrual (note 19)	(946)	−	−	(946)	(946)
Cumulative translation adjustment	(1)	(1)	(1)	(3)	−
Balance at September 30, 2025	9,489	3,783	119	13,391	13,191
Accumulated cost	10,769	11,194	119	22,082	21,175
Accumulated amortization and impairment	(1,280)	(7,411)	−	(8,691)	(7,984)
Estimated useful life in years	Indefinite(2)	5	Indefinite
	Consolidated				Parent Company
	Rights and Concessions (1)	Soft ware	Goodwill	Total	Total
Balance at December 31, 2023	11,742	2,861	123	14,726	14,563
Accumulated cost	12,051	9,151	123	21,325	20,453
Accumulated amortization and impairment	(309)	(6,290)	−	(6,599)	(5,890)
Addition	114	795	−	909	882
Capitalized borrowing costs	−	40	−	40	40
Write-offs	(2)	(5)	−	(7)	(6)
Transfers	−	24	−	24	19
Amortization	(13)	(507)	−	(520)	(498)
Impairment accrual (note 19)	(1,239)	−	−	(1,239)	(1,239)
Cumulative translation adjustment	−	1	−	1	−
Balance at September 30, 2024	10,602	3,209	123	13,934	13,761
Accumulated cost	12,163	9,930	123	22,216	21,366
Accumulated amortization and impairment	(1,561)	(6,721)	−	(8,282)	(7,605)
Estimated useful life in years	Indefinite(2)	5	Indefinite
(1) It comprises mainly signature bonuses (amounts paid in concession and production sharing contracts for oil or natural gas exploration), in addition to public service concessions, trademarks and patents and others.
(2) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

19.	Impairment
		Consolidated
		2025		2024
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Income Statement
Impairment (losses) reversals	1,539	193	−	246
Exploratory oil and gas costs	−	(1,198)	(1,241)	(1,241)
Impairment of equity-accounted investments	10	29	(17)	74
Net effect within the statement of income	1,549	(976)	(1,258)	(921)
Losses	(221)	(2,795)	(1,262)	(1,289)
Reversals	1,770	1,819	4	368
Statement of financial position
Property, plant and equipment	1,539	263	(2)	265
Intangible	−	(946)	(1,239)	(1,239)
Assets held for sale	−	(322)	−	39
Investments	10	29	(17)	14
Net effect within the statement of financial position	1,549	(976)	(1,258)	(921)

The Company annually tests its assets for impairment or when there is an indication that their carrying amount may not be recoverable, or that there may be a reversal of impairment losses recognized in previous years. In the nine-month period ended September 30, 2025, net impairment losses were recognized in the amount of R$ 976, mainly due to:

•	the economic unfeasibility of blocks C-M-753 and C-M-789, located in the Campos basin, which resulted in the recognition of a R$ 1,198 impairment loss;
•	the contract amendment for the lease of FPSO Cidade de Santos (Uruguá CGU), due to the need to extend the contractual term until the end of 2026 for the decommissioning of this asset, which resulted in the recognition of a R$ 459 impairment loss;

47

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

•	the additional financial compensation for the Cherne Cluster, due to the accident on platform PCH-1, occurred in the second quarter of 2025, which resulted in the recognition of a R$ 319 impairment loss;
•	the Company assessed the recoverability of the refining assets and utilities of the Boaventura Energy Complex upon the approval of the project in August 2025 and the signing of the main contracts required for the completion and integration of these assets with the Duque de Caxias Refinery (Reduc) and, consequently, with Petrobras' Set of refining and logistics assets. In the recoverability assessment of these assets, a R$ 1,760 impairment loss reversal was recognized in the CGUs Boaventura Energy Complex – Refining and Utilities, considering mainly the fair value less costs to sell it, of the refining assets, with classification of level 3 of the hierarchy, and estimated using the present value method, adopting a discount rate of 8.1%. From that point forward, the refining and utility assets of the Boaventura Energy Complex will be included in the CGU Set of refining and logistics assets and will have their recoverable amounts tested as a group; and
•	the incident involving the oxygen compressor at Araucária Nitrogenados S.A. (ANSA), causing a delay in the resumption of operations and the recognition a R$ 221 impairment loss.

In the nine-month period ended September 30, 2024 net impairment losses were recognized in the amount of R$ 921, mainly due to: (i) the assessment of the economic unfeasibility of exploratory assets located in the Campos basin (blocks C-M-657 and C-M-709) in the amount R$ 1,241; (ii) a R$ 201 impairment reversal of property, plant and equipment after management approval of the return of the operational activities of the fertilizer plant ANSA; (iii) a R$ 66 impairment reversal of property, plant and equipment following the increase of the occupied area of building Torre Pituba; and (iv) a R$ 60 impairment reversal of equity-accounted investments, following the approval for the sale of the Company’s 18% interest in the share capital of UEG Araucária S.A., resulting in the reclassification of this equity-accounted investment to assets classified as held for sale and its registration at fair value less costs to sell.

20.	Exploration and evaluation of oil and gas reserves

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

48

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	2025	2024
	Jan-Sep	Jan-Sep
Capitalized Exploratory Well Costs/Capitalized Acquisition Costs (1)
Property, plant and equipment
Opening Balance	9,131	7,321
Additions	4,060	1,324
Write-offs	(29)	(124)
Transfers	(487)	−
Cumulative translation adjustment	(174)	39
Losses on projects without economic viability	(252)	(2)
Closing balance	12,249	8,558
Intangible
Opening Balance	9,966	11,197
Additions	−	108
Losses on projects without economic viability	(946)	(1,239)
Closing balance	9,020	10,066
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	21,269	18,624
(1) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

The additions from January to September 2025 mainly refer to the drilling of pre-salt layer, associated with the Aram exploration fields in the Santos Basin, and Norte de Brava, in the Campos Basin.

In the nine-month period ended September 30, 2025 and 2024, losses on exploration expenditures written resulted from economic unfeasibility of blocks, located in the Campos basin, as described in note 19.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

	Consolidated
	2025		2024
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Exploration costs recognized in the statement of income
Geological and geophysical expenses	(1,249)	(2,815)	(529)	(1,514)
Exploration expenditures written off (includes dry wells and signature bonuses)	(91)	(1,294)	(1,711)	(2,253)
Contractual penalties on local content requirements	8	(25)	(6)	(30)
Other exploration expenses	(11)	(70)	(3)	(35)
Total expenses	(1,343)	(4,204)	(2,249)	(3,832)

Cash used in:
Operating activities	1,260	2,885	532	1,549
Investment activities	1,259	4,152	966	2,346
Total cash used	2,519	7,037	1,498	3,895

20.1 Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of R$ 7,943 (R$ 7,740 as of December 31, 2024), which is still in force as of September 30, 2025, net of commitments undertaken. As of September 30, 2025, the collateral comprises future crude oil production capacity from Marlim and Buzios producing fields, already in production, pledged as collateral, in the amount of R$ 7,670 (R$ 7,669 as of December 31, 2024) and bank guarantees of R$ 273 (R$ 71 as of December 31, 2024).

49

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

21.	Investments

21.1 Changes in investment (Parent Company)

	Controlled companies	Joint operations	Joint ventures	Associates (1)	Total
Balance at December 31, 2024	365,419	145	124	710	366,398
Investments	1,012	−	11	−	1,023
Restructuring, capital decrease and others	(318)	−	−	−	(318)
Results of equity-accounted investments	17,483	30	63	345	17,921
Translation adjustment	(53,361)	−	−	(1,485)	(54,846)
Other comprehensive income	(75)	−	−	1,729	1,654
Dividends	(885)	(42)	(45)	(16)	(988)
Balance at September 30, 2025	329,275	133	153	1,283	330,844

	Controlled companies	Joint operations	Joint ventures	Associates (1)	Total
Balance at December 31, 2023	264,020	138	110	3,952	268,220
Investments	−	−	47	−	47
Transfers to held for sale	−	−	−	(57)	(57)
Restructuring, capital decrease and others	(116)	−	(1)	−	(117)
Results of equity-accounted investments	17,953	44	(22)	(2,107)	15,868
Translation adjustment	34,891	−	−	1,239	36,130
Other comprehensive income	307	−	1	(640)	(332)
Dividends	(1,026)	(38)	6	(16)	(1,074)
Balance at September 30, 2024	316,029	144	141	2,371	318,685
(1) Includes other investments.

21.2 Changes in investment (Consolidated)

	Joint ventures	Associates (1)	Total
Balance at December 31, 2024	2,971	1,110	4,081
Investments	11	36	47
Restructuring, capital decrease and others	−	(25)	(25)
Results in equity-accounted investments	622	311	933
Cumulative translation adjustments	(414)	(1,539)	(1,953)
Other comprehensive income	−	1,729	1,729
Dividends	(570)	(17)	(587)
Balance at September 30, 2025	2,620	1,605	4,225

	Joint ventures	Associates (1)	Total
Balance at December 31, 2023	2.341	4.233	6.574
Investments	47	27	74
Transfers to held for sale	−	(57)	(57)
Restructuring, capital decrease and others	(2)	(10)	(12)
Results in equity-accounted investments	544	(2.125)	(1.581)
Cumulative translation adjustments	282	1.274	1.556
Other comprehensive income	1	(641)	(640)
Dividends	(590)	(19)	(609)
Balance at September 30, 2024	2.623	2.682	5.305
(1) Includes other investments.
22.	Disposal of assets and other transactions

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

50

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	09.30.2025		12.31.2024
	E&P	Total	Total
Assets classified as held for sale
Investments	1	1	1
Property, plant and equipment (1)	6	6	3,156
Total	7	7	3,157
Liabilities on assets classified as held for sale
Provision for decommissioning costs (1)	543	543	4,418
Total	543	543	4,418

(1) In the nine-month period ended September 30, 2025, the reduction is related to the sale of the Cherne and Bagre fields. For more information, see note 22.1.

22.1	Sale closed in the nine-month period ended September 30, 2025

In August 2025, Petrobras closed the sale of the Company's entire interest in Cherne and Bagre producing fields, located in shallow waters of the Campos Basin, to Perenco Petróleo and Gás (“Perenco”). The transaction was closed in the third quarter of 2025, with the payment of R$ 50 (US$ 9 million) to Petrobras, in addition to R$ 5 (US$ 1 million) paid to Petrobras in April 2024, at the signing of the transaction. A R$ 11 gain was recognized in other income and expenses, net (note 6).

These fields had their production interrupted in March 2020, and their respective production facilities have been idled since then. This sale agreement provided for compensation adjustments to be paid by Petrobras to Perenco to mantain the operating conditions of these assets, intended to make Perenco resume production of these fields as an alternative to their decommissioning, which is no longer an obligation of Petrobras.

22.2	Contingent assets from disposed investments and other transactions

Some disposed assets and other agreements provide for receipts subject to contractual clauses, especially related to the Brent variation in transactions related to E&P assets.

The transactions that may generate revenue recognition, accounted for within other income and expenses, are presented below:

Transactions	Closing date	At the closing of the operation US$ million	Asset recognized in the period from January to September 2025		Asset recognized in previous periods US$ million	Value of contingent assets on 09/30/2025 US$ million
			US$ million	R$
Surplus volume of the transfer of rights agreement
Sépia and Atapu (1)	Apr/2022	5,263	114	637	1,272	3,877
Sales in previous Years
Riacho da Forquilha Pole	Dec/2019	62	−	−	58	4
Pampo and Enchova Pole	Jul/2020	650	55	306	303	292
Baúna Field	Nov/2020	285	18	100	253	14
Cricaré Pole	Dec/2021	118	−	−	106	12
Peroá Pole	Aug/2022	43	16	91	10	17
Papa-Terra	Dec/2022	90	18	100	32	40
Albacora Leste	Jan/2023	250	−	−	225	25
Norte Capixaba Pole	Apr/2023	66	−	−	33	33
Golfinho and Camarupim Poles	Aug/2023	60	−	−	20	40

Total		6,887	221	1,234	2,312	4,354

(1) The amount recorded in other operating income is adjusted to present value (explanatory note 6).

51

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

23.	Finance debt

23.1 Balance by type of finance debt

	Consolidated		Parent Company
	09.30.2025	12.31.2024	09.30.2025	12.31.2024
Banking Market	27,461	17,512	27,304	17,374
Capital Market	16,465	13,775	15,951	13,301
Development banks (1)	2,981	3,146	−	−
Related Parties (note 27.3)	−	−	57,200	85,021
Others	13	13	−	−
Total in Brazil	46,920	34,446	100,455	115,696
Banking Market	19,534	22,853	6,768	10,308
Capital Market	76,049	75,949	−	−
Export Credit Agency	6,389	9,341	−	−
Related Parties (note 27.1)	−	−	384,587	458,716
Others	678	837	−	−
Total abroad	102,650	108,980	391,355	469,024
Total finance debt	149,570	143,426	491,810	584,720
Current	13,197	15,887	140,286	106,522
Noncurrent	136,373	127,539	351,524	478,198
(1) Includes BNDES.

The amount classified in current finance debt is composed of:

	Consolidated		Parent Company
	09.30.2025	12.31.2024	09.30.2025	12.31.2024
Short-term debt	105	60	−	28,707
Current portion of long-term debt	10,540	13,202	135,991	75,013
Accrued interest on short and long-term debt	2,552	2,625	4,295	2,802
Total	13,197	15,887	140,286	106,522

The capital market balance is mainly composed of R$ 72,806 in global notes, issued abroad by PGF, R$ 11,128 in debentures and R$ 4,823 in book-entry commercial notes, issued in Brazil by Petrobras.

The global notes mature between 2026 and 2115 and do not require collateral. Such financing was carried out in dollars and pounds, being 93% and 7% of the total global notes, respectively.

The debentures and commercial notes, due between 2026 and 2045, do not require real guarantees and are not convertible into shares or equity interests.

On September 30, 2025, there were no defaults, breach of covenants or adverse changes in clauses that would result in changes to the payment terms of loan and financing agreements. There was no change in the guarantees required in relation to December 31, 2024. Petrobras fully, unconditionally and irrevocably guarantees its global notes issued in the capital markets by its wholly-owned subsidiary PGF and the loan agreements of its wholly-owned subsidiary PGT.

23.2 Changes in finance debt

	Consolidated
	Brazil	Abroad	Total
Balance at December 31, 2024	34,446	108,980	143,426
Proceeds from finance debt	12,690	16,912	29,602
Repayment of principal (1)	(1,297)	(8,436)	(9,733)
Repayment of interest (1)	(2,423)	(5,338)	(7,761)
Accrued interest (2)	3,412	4,973	8,385
Foreign exchange/ inflation indexation charges	92	(588)	(496)
Translation adjustment	−	(13,853)	(13,853)
Balance at September 30, 2025	46,920	102,650	149,570

52

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	Brazil	Abroad	Total
Balance at December 31, 2023	29,483	109,948	139,431
Proceeds from finance debt	3,017	5,503	8,520
Repayment of principal (1)	(2,589)	(19,285)	(21,874)
Repayment of interest (1)	(1,721)	(6,139)	(7,860)
Accrued interest (2)	1,910	6,081	7,991
Foreign exchange/ inflation indexation charges	531	2,002	2,533
Translation adjustment	−	11,578	11,578
Balance at September 30, 2024	30,631	109,688	140,319
(1) It includes pre-payments.
(2) It includes premium and discount over notional amounts, as well as related transaction costs.

23.3 Reconciliation with cash flows from financing activities – Consolidated

			Jan-Sep/2025			Jan-Sep/2024
	Proceeds from finance debt	Repayment of principal	Repayment of interest	Proceeds from finance debt	Repayment of principal	Repayment of interest
Changes in finance debt	29,602	(9,733)	(7,761)	8,520	(21,874)	(7,860)
Discount on repurchase of debt securities	−	−	−	−	133	−
Deposits linked to finance debt (1)	−	(1,129)	(135)	−	(578)	(117)
Net cash used in financing activities	29,602	(10,862)	(7,896)	8,520	(22,319)	(7,977)
(1) Deposits linked to finance debt with China Development Bank, with semiannual settlements in June and December.

In the nine-month period ended September 30, 2025 the Company:

•	repaid several finance debts, in the amount of R$ 18,758, notably: (i) R$ 10,818 in the banking market; (ii) R$ 5,185 in the capital market; (iii) R$ 2,155 to the export credit agencies; (iv) R$ 408 to the development banks; (v) R$192 to others; and
•	raised R$ 29,602, notably: (i) public offering of debentures, in the amount of R$ 2,861, with maturities in 2035, 2040, and 2045; (ii) proceeds in the domestic banking market, in the amount of R$ 9,743; (iii) proceeds in the international capital market (global notes), in the amount of R$ 10,531, with maturities in 2030 and 2036; and (iv) proceeds in the international banking market, in the amount of R$ 6,303.

53

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

23.4 Summarized information on current and non-current finance debt

	Consolidated
Maturity in	2025	2026	2027	2028	2029	2030 onwards	Total (1)	Fair value

Financing in U.S. Dollars (US$):	3,009	8,377	11,425	8,294	3,805	58,332	93,242	93,348
Floating rate debt (2)	2,672	6,006	7,814	2,784	765	4,902	24,943
Fixed rate debt	337	2,371	3,611	5,510	3,040	53,430	68,299
Average interest rate (p.a)	6.2%	6.4%	6.0%	5.7%	6.1%	6.5%	6.4%
Financing in Brazilian Reais (R$):	1,347	2,701	744	761	5,235	34,504	45,292	42,300
Floating rate debt(3)	1,126	702	169	169	169	31,492	33,827
Fixed rate debt	221	1,999	575	592	5,066	3,012	11,465
Average interest rate (p.a)	10.2%	10.2%	9.5%	9.7%	10.0%	8.5%	9.5%
Financing in Euro (€):	−	85	−	771	137	2,250	3,243	3,276
Fixed rate debt	−	85	−	771	137	2,250	3,243
Average interest rate (p.a)	−	4.6%	−	4.6%	4.7%	4.7%	4.6%
Financing in Pound Sterling (£):	−	139	−	−	2,102	2,949	5,190	5,156
Fixed rate debt	−	139	−	−	2,102	2,949	5,190
Average interest rate (p.a)	−	6.1%	−	−	6.1%	6.6%	6.2%
Financing in Renminbi:	13	23	24	24	24	2,495	2,603	2,537
Floating rate debt	13	23	24	24	24	2,495	2,603
Average interest rate (p.a)	3.0%	3.0%	3.1%	3.0%	3.0%	2.9%	3.0%
Total on September 30, 2025	4,369	11,325	12,193	9,850	11,303	100,530	149,570	146,617
Average interest rate (p.a)	7.2%	7.4%	6.9%	6.8%	7.2%	6.7%	6.7%
Total on December 31, 2024	15,887	11,538	14,023	11,096	11,019	79,863	143,426	137,549
Average interest rate (p.a)	7.0%	7.4%	7.1%	6.9%	7.3%	6.6%	6.8%
(1) The average maturity of outstanding debt as of September 30, 2025 is 11.36 years (12.52 years as of December 31, 2024). (2) Operations with variable index + fixed spread. (3) Operations with variable index + fixed spread, if applicable.

On September 30, 2025, the fair value of the Company's finance debt is mainly determined and categorized into a fair value hierarchy as follows:

•	Level 1- quoted prices in active markets for identical liabilities, when applicable, amounting to R$ 72,678 as of September 30, 2025 (R$ 69,193 of December 31, 2024); and
•	Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also Petrobras’ credit risk, amounting to R$ 73,939 as of September 30, 2025 (R$ 68,356 as of December 31, 2024).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 26.4.1.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

	Consolidated
Maturity	2025	2026	2027	2028	2029	2030 onwards	09.30.2025	12.31.2024
Principal	2,660	10,602	12,455	10,371	10,959	103,180	150,227	145,353
Interest	2,346	11,133	10,163	9,219	8,948	84,299	126,108	126,247
Total (1)	5,006	21,735	22,618	19,590	19,907	187,479	276,335	271,600
(1) The nominal flow of leases is found in note 24.

23.5 Lines of credit

				09.30.2025
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad (in US$ million)
PGT BV (1)	Syndicate of banks	12/16/2021	11/16/2028	4,110	−	4,110
PGT BV (2)	Syndicate of banks	07/08/2025	11/16/2028	1,060	−	1,060
Total				5,170		5,170
In Brazil
Petrobras (3)	Banco Itaú	07/30/2025	07/31/2030	1,500	−	1,500
Petrobras (4)	Banco do Brasil	03/23/2018	09/26/2030	3,500	−	3,500
Petrobras	Banco do Brasil	10/04/2018	09/04/2029	4,000	−	4,000
Transpetro	Caixa Econômica Federal	11/23/2010	Undefined	329	−	329
Total				9,329		9,329

(1) On July 8, 2025, the line balance was changed from US$5,000 to US$4,110.

(2) On July 8, 2025, the US$2,050 line was cancelled and a new US$1,060 line was contracted.

(3) On July 30, 2025, a line of R$1,500 was contracted.

(4) On April 3, 2025, a new amendment was made that increased the amount of the credit line from R$2,000 to R$3,500.

54

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

24.	Lease liability

Changes in the balance of lease liabilities are presented below:

	Consolidated
	Lessors in Brazil	Lessors Abroad	Total
Balance at December 31, 2024	33,959	196,082	230,041
Remeasurement / New agreements	11,674	44,319	55,993
Payment of principal and interest	(10,643)	(27,625)	(38,268)
Charges incurred in the period	2,000	9,159	11,159
Monetary and Exchange variation	(2,653)	(29,643)	(32,296)
Cumulative translation adjustments	−	(117)	(117)
Transfers	1	−	1
Balance at September 30, 2025	34,338	192,175	226,513
Current			51,019
No Current			175,494

	Consolidated
	Lessors in Brazil	Lessors Abroad	Total
Balance at December 31, 2023	32,883	130,748	163,631
Remeasurement / New agreements	5,079	16,322	21,401
Payment of principal and interest (1)	(10,387)	(19,753)	(30,140)
Charges incurred in the period	2,068	6,671	8,739
Monetary and Exchange variation	1,733	16,365	18,098
Cumulative translation adjustments	−	109	109
Balance at September 30, 2024	31,376	150,462	181,838
Current			42,217
No Current			139,621

(1) The Statement of Cash Flow includes R$ 227 relating to the movement of liabilities held for sale.

As of September 30, 2025, the value of the lease liability of Petrobras Holding is R$ 231,776 (R$ 237,578 as of December 31, 2024), including leases and subleases with investee companies, mainly Transpetro.

The nominal (undiscounted) cash flow, without considering the projected future inflation in the flows of the lease contracts, by maturity, is presented below:

	Consolidated
Maturity in	2025	2026	2027	2028	2029	2030 onwards	Total
Nominal value on September 30, 2025	15,730	48,292	37,990	26,679	20,058	192,360	341,109
Nominal value on December 31, 2024	54,719	38,027	29,824	21,527	17,991	179,217	341,305

In certain contracts, there are variable payments and terms of less than 1 year recognized as expenses:

	Consolidated
	2025	2024
	Jan-Sep	Jan-Sep
Variable payments	4,424	4,090
Up to 1 year maturity	40	393
Variable payments x fixed payments	12%	14%

As of September 30, 2025, the nominal amount of lease agreements for which the lease term has not commenced is R$ 107,200 (R$ 402,710 at December 31, 2024). The reduction was mainly due to contract terminations related to vessels contracts, in addition to the exchange rate effect in the period.

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 26.4.1.

25.	Equity

25.1 Share capital

As of September 30, 2025, the subscribed and fully paid share capital in the amount of R$ 205,432 is represented by 12,888,732,761 shares, all registered, book-entry and with no par value, as follows:

	09.30.2025		12.31.2024
	Amount	Number of shares	Amount	Number of shares
Common	118,621	7,442,231,382	117,208	7,442,454,142
Preferred	86,811	5,446,501,379	88,224	5,602,042,788
Total of subscribed and paid-in-capital shares	205,432	12,888,732,761	205,432	13,044,496,930

55

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Preferred shares have priority in the case of capital reimbursement, do not guarantee voting rights and are not convertible into common shares.

On January 29, 2025, the Board of Directors approved the cancellation of a total of 155,764,169 treasury shares, without reducing the share capital, being 155,541,409 preferred shares and 222,760 common shares. The effects of the cancellation of shares on shareholders’ equity were reflected in the capital reserves (R$ 7) and retained earnings (R$ 5,563), against the treasury shares account.

On April 16, 2025, the Annual General Shareholders Meeting approved a proposal to update the Company's Bylaws to reflect the current number of shares.

25.2	Profit Reserves

The following table presents the final balance of profit reserves as disclosed in the Statements of changes in shareholders’ equity:

56

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

		Statutory Reserves
	Legal	R&D reserve	Capital remuneration	Tax incentives	Profit retention	Additional dividends proposed	Total
Balance at January 1, 2024	41,086	10,272	43,871	7,499	42,023	14,204	158,955
Additional dividends approved on Ordinary Shareholders’ Meeting of 2024	−	−	(21,935)	−	−	(14,204)	(36,139)
Intermediate dividends with use of reserves	−	−	(6,384)	−	−	−	(6,384)
Balance at September 30, 2024	41,086	10,272	15,552	7,499	42,023	−	116,432

Balance at January 1, 2025	41,086	10,272	−	8,289	26,185	9,145	94,977
Cancellation of treasury shares	−	−	−	−	(5,563)	−	(5,563)
Additional dividends approved on Ordinary Shareholders’ Meeting of 2025	−	−	−	−	−	(9,145)	(9,145)
Balance at September 30, 2025	41,086	10,272	−	8,289	20,622	−	80,269

25.3 Distributions to shareholders

Dividends relating to 2024

On April 16, 2025, the Annual General Shareholders Meeting approved dividends relating to 2024, amounting to R$ 73,906, corresponding to R$ 5.73413520 per outstanding common and preferred share. This amount includes advances on remuneration to shareholders, monetarily updated by the variation in the Selic rate from the date of payment to December 31, 2024, in the amount of R$64,761, and the supplementary dividend of R$9,145 which, on December 31, 2024, is highlighted in shareholders’ equity as a proposed additional dividend.

The complementary dividends of R$ 9,145, equivalent to R$ 0.70954522 per outstanding common and preferred share, were paid in two installments, in May and June, 2025, updated by the Selic interest rate from December 31, 2024 until the date of each payment.

Interim dividends and interest on capital relating to 2025

In the nine-month period ended September 30, 2025, Petrobras’s Board of Directors approved interim dividends and interest on capital in the amount of R$ 20,378 (R$ 1.58109028 per outstanding preferred and common shares), based on the net income for the three-month periods ended March 31 and June 30, 2025, considering the application of the Shareholder Remuneration Policy formula, as presented in the following table:

	Date of approval by the Board of Directors	Date of record	Amount per common and preferred share (R$)	Amount
Interim dividends and interest on capital – first quarter of 2025	05.12.2025	06.02.2025	0.90916619	11,718
Interim dividends and interest on capital – second quarter of 2025	08.07.2025	08.21.2025	0.67192409	8,660
Total interim dividends			1.58109028	20,378

Dividends and interest on capital relating to the first quarter of 2025 were paid in two equal installments in August and September 2025, while dividends and interest on capital relating to the second quarter of 2025 will be paid in two equal installments in November and December 2025. These amounts are adjusted by the SELIC rate from the date of payment of each installment until the end of the year and will be deducted from the remuneration that will be distributed to shareholders relating to 2025.

The declared interest on capital of 2025 resulted in a deductible expense which reduced the income tax expense by R$ 4,696. The interest on capital is subject to withholding income tax (IRRF) of 15%, except for immune and exempt shareholders, as established in applicable law.

57

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Dividends payable

On September 30, 2025, the balance of dividends payable to the parent company's shareholders of R$ 8,100 (R$ 16,334 on December 31, 2024) corresponds to the advance of earnings related to the second quarter of 2025, net of withholding income tax on interest on capital of R$ 560.

	Parent Company
	2025	2024
	Jan-Sep	Jan-Sep
Change of dividends payable
Opening balance	16,334	16,947
Additions according to resolution of Ordinary Shareholders’ Meeting	9,145	36,139
Additions according to the resolution of Board of Directors (advances)	20,378	27,020
Payments made	(37,127)	(67,354)
Monetary update	867	1,969
Transfers (unclaimed dividends)	(127)	(257)
Withholding income tax on interest on capital and monetary update(1)	(1,370)	(1,376)
Closing balance	8,100	13,088
(1) Includes withholding income tax on interest on capital deliberated in 2024 of R$14 and in 2025 of R$709, in addition to withholding income tax on monetary adjustment of dividends paid in 2025 of R$87.

In the period from January to September 2025, Petrobras made the following dividend disbursements:

Events	Date of payment	Remuneration deliberated	Monetary update	Withholding income tax on monetary update	Unclaimed dividends	Total paid
Dividends and interest on capital of the third quarter of 2024 (1)	Feb-Mar/2025	16,320	370	(37)	(74)	16,579
Complementary dividends of 2024	May-Jun/2025	9,145	497	(50)	(43)	9,549
Dividends and interest on capital of the first quarter of 2025 (2)	Aug-Sep/2025	11,009	-	-	(49)	10,960
Residual payments of dividends from previous years	Jan-Sep/2025	−	−	−	39	39
Total		36,474	867	(87)	(127)	37,127
(1) Deliberate gross amount of R$ 17,118, consisting of R$ 8,423 in dividends and R$ 8,695 in interest on capital, net of withholding tax on interest on capital of R$ 798 collected in 2025.
(2) Deliberate gross amount of R$ 11,718, consisting of R$ 3,975 in dividends and R$ 7,743 in interest on capital, net of withholding tax on interest on capital of R$ 709 collected in 2025.

Unclaimed dividends

As of September 30, 2025, the balance of dividends and interest on capital not claimed by shareholders of Petrobras is R$ 1,094 (R$ 1,708 on December 31, 2024) recorded as other current liabilities, as described in note 16. The payment of these dividends was not carried out due to the lack of registration data for which the shareholders are responsible with the custodian bank for the Company's shares.

Parent Company

	Jan-Sep/2025	Jan-Sep/2024
Changes in unclaimed dividends
Opening balance	1,708	1,630
Prescription	(741)	(140)
Transfers from dividends payable	127	257
Closing Balance	1,094	1,747

58

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

25.4 Earnings per share

		Consolidated and Parent Company
	2025		2024
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Basic and diluted denominator – Net income attributable to shareholders of Petrobras attributable equally between share classes
Net income for the period
Common	18,885	54,604	18,798	30,947
Preferred	13,820	39,962	13,757	22,703
	32,705	94,566	32,555	53,650

Basic and diluted denominator - Weighted average number of outstanding shares (number of shares)
Common	7,442,231,382	7,442,231,382	7,442,231,382	7,442,231,382
Preferred	5,446,501,379	5,446,501,379	5,446,501,379	5,459,873,868
	12,888,732,761	12,888,732,761	12,888,732,761	12,902,105,250

Basic and diluted earnings per share (R$ per share)
Common	2.54	7.34	2.53	4.16
Preferred	2.54	7.34	2.53	4.16

Basic earnings per share are calculated by dividing the net income attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period. The change in the weighted average number of outstanding shares is due to the Share repurchase program (preferred shares) which was closed on August 4, 2024, whose shares were cancelled in January 2025, as described in note 25.1.

Diluted earnings per share are calculated by adjusting the net income attributable to shareholders of Petrobras and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings are identical as the Company has no potentially dilutive shares.

26.	Financial risk management

The Company is exposed to a variety of risks arising from its operations, such as price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. Corporate risk management is part of the Company’s commitment to act ethically and comply with the legal and regulatory requirements of the countries where it operates.

The Company presents a sensitivity analysis for the period of one year, except for operations with commodity derivatives, for which a three-month period is applied, due to the short-term nature of these transactions.

The effects of derivative financial instruments and hedge accounting are set out as follows:

59

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

26.1 Statement of income

	Consolidated
	Gains/ (losses) recognized in the period		Gains/ (losses) recognized in the period
		2025		2024
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Exchange rate risk
Cross-currency Swap CDI x Dollar - Note 26.4.1 (b)	100	407	(1)	(331)
Other derivatives	−	(2)	−	−
Cash flow hedge on exports - Note 26.4.1 (a)	(2,391)	(9,443)	(4,552)	(11,130)
Interest rate risk
Swap IPCA X CDI - 26.4.1 (b)	(109)	(89)	(8)	(213)
Recognized in Net finance income (expense)	(2,400)	(9,127)	(4,561)	(11,674)

Price risk (commodity derivatives)
Recognized in other income and expenses	15	74	155	277
Total	(2,385)	(9,053)	(4,406)	(11,397)

The effects on the statement of income of derivative financial instruments reflect both outstanding transactions as well as transactions closed during the period.

26.2 Statement of comprehensive income

	Consolidated
	Gains/ (losses) recognized in the period		Gains/ (losses) recognized in the period
		2025		2024
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Hedge accounting
Cash flow hedge on exports - Note 26.4.1 (a)	11,947	67,239	11,493	(26,828)
Deferred income taxes	(4,062)	(22,861)	(3,906)	9,123
Total	7,885	44,378	7,587	(17,705)

26.3 Statement of financial position

Assets and liabilities

	09.30.2025	12.31.2024
Fair value Asset Position (Liability)
Open derivatives transactions	(118)	(624)
Closed derivatives transactions awaiting financial settlement	36	6
Recognized in Statements of Financial Position	(82)	(618)
Other assets (note 16)	414	181
Other liabilities (note 16)	(496)	(799)

The following table presents the details of the open derivative financial instruments held by the Company and represents its risk exposure:

60

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	Notional amount		Fair value Asset position (Liability)		Fair value hierarchy	Maturity
	09.30.2025	12.31.2024	09.30.2025	12.31.2024
Derivatives not designated for hedge accounting
Foreign currency risk
Cross currency swap - CDI x US$ (1)	US$ 488	US$ 488	(422)	(650)	Level 2	2029
Short position/Foreign currency forwards (BRL/USD) (1)	(US$ 18)	(US$ 20)	2	1	Level 2	2025
Interest rate risk
Swap - IPCA X CDI	3,008	3,008	276	108	Level 2	2029/2034
Price risk
Future contracts – crude oil and oil products (2)	445	(1,450)	25	(83)	Level 1	2025
Options - Long put/ Soybean oil (3)	(5)	−	1	−	Level 2	2025
Total open derivative transactions			(118)	(624)
(1) Amounts in U.S. dollars represent millions of the respective currencies.
(2) Notional value in thousands of bbl.
(3) Notional value in thousands of tons (PBIO operations).

Commercial derivatives require guarantees, accounted for as other assets and/or other liabilities:

Consolidated Guarantees given (received) as collateral
	09.30.2025	12.31.2024
Commodity derivatives	152	426

Equity

Consolidated Cumulative losses in other comprehensive income (shareholders’ equity)
	09.30.2025	12.31.2024
Hedge accounting
Cash flow hedge on exports - Note 26.4.1 (a)	(30,855)	(98,094)
Deferred income taxes	10,492	33,353
Total	(20,363)	(64,741)

26.4	Market risks
26.4.1	Foreign exchange risk management
a)	Cash flow hedge involving the Company’s future exports

The Company uses hedge accounting for the risk arising from exchange rate variations of “highly probable future exports” (hedged item) by means of foreign exchange rate variations of proportions of certain obligations denominated in U.S. dollars (hedging instruments).

The carrying amounts, the fair value as of September 30, 2025, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 5.3186 exchange rate are set out below:

		Present value of hedging instrument notional value at 09.30.2025
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	Oct/2025 to Sep/2035	71,419	379,847

61

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Changes in the present value of hedging instrument notional value	US$ million	R$
Amounts designated as of December 31, 2024	65,900	408,073
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	25,563	143,896
Exports affecting the statement of income	(10,296)	(58,568)
Principal repayments / amortization	(9,748)	(54,901)
Foreign exchange variations	−	(58,653)
Amounts designated as of September 30, 2025	71,419	379,847
Nominal value of hedging instrument (finance debt and lease liability) at September 30, 2025	92,848	493,820

In the nine-month period ended September 30, 2025, the Company recognized a R$ 857 gain, within foreign exchange rate gains (losses), due to ineffectiveness (a R$ 479 loss in the same period of 2024).

The average ratio of future exports for which cash flow hedge accounting was designated to the highly probable future exports is 78.68%.

A roll-forward schedule of cumulative foreign exchange rate losses recognized in equity to be realized by future exports is set out below:

	Jan-Sep/2025	Jan-Sep/2024
Opening balance	(98,094)	(28,833)
Recognized in equity	57,796	(37,958)
Reclassified to the statement of income	9,443	11,130
Other comprehensive income (loss)	67,239	(26,828)
Closing balance	(30,855)	(55,661)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecasted export prices and export volumes following future revisions of the Company’s business plans. A sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in the Business Plan 2025-2029, would not indicate a reclassification from equity to the statement of income.

A schedule of expected reclassification of cumulative foreign exchange rate losses recognized in other comprehensive income to the statement of income as of September 30, 2025, is set out below:

Consolidated
	2025	2026	2027	2028	2029	2030 onwards	Total
Expected realization	(2,527)	(9,024)	(9,616)	(6,084)	(5,334)	1,730	(30,855)

b)	Derivative financial instruments not designated for hedge accounting

In September 2019, Petrobras contracted a cross-currency swap aiming to protect against exposure arising from the 7th issuance of debentures, for IPCA x CDI operations, maturing in September 2029 and September 2034, and for CDI x U.S. Dollar operations, maturing in September 2029.

The methodology used to calculate the fair value of this swap operation consists of calculating the future value of the operations, using rates agreed in each contract and the projections of the interest rate curves, IPCA coupon and foreign exchange coupon, discounting to present value using the risk-free rate. Curves are obtained from Bloomberg based on forward contracts traded in stock exchanges.

The mark-to-market is adjusted to the credit risk of the financial institutions, which is not relevant in terms of financial volume, since the Company makes contracts with highly rated banks.

Changes in interest rate forward curves (CDI interest rate) may affect the Company's results, due to the market value of these swap contracts. In preparing a sensitivity analysis for these curves, a parallel shock was estimated based on the average maturity of these swap contracts, in the scope of the Company’s Risk Management Policy, which resulted in a 537 basis point effect on the estimated interest rate. The effect of this sensitivity analysis, keeping all other variables constant, is shown in the following table:

62

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Financial Instruments	Reasonably possible scenario
SWAP CDI x USD	(62)

c)	Sensitivity analysis for foreign exchange risk on financial instruments

The sensitivity analysis only covers the exchange rate variation and maintains all other variables constant. The probable scenario is referenced on external sources like Focus bulletin and Thomson Reuters, making use of the exchange rate forecast for the end of the following year, as follows:

•	U.S. Dollar x Real - a 4.91% depreciation of the real;
•	Euro x U.S. Dollar - a 3.12% appreciation of the euro;
•	Pound sterling x U.S. Dollar - a 1.89% appreciation of the pound sterling;
•	Renminbi x U.S. Dollar – a 1.14 % appreciation of the renminbi.

The reasonably possible scenario has the same references and considers the risk of a 20% depreciation of the closing exchange rate of the quarter against the reference currency, except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

		Consolidated
			Exposure	Probable scenario	Reasonably possible scenario
Risk	Instruments	In millions of US$	R$
Dollar/Real	Assets	4,624	24,593	1,209	4,919
	Liabilities	(116,875)	(621,576)	(30,549)	(124,315)
	Exchange rate - Cross currency swap	(488)	(2,597)	(128)	(519)
	Cash flow hedge on exports	71,419	379,847	18,669	75,969
	Total	(41,320)	(219,733)	(10,799)	(43,946)
Euro/Dollar	Assets	1,238	6,586	205	1,317
	Liabilities	(1,764)	(9,384)	(292)	(1,877)
	Total	(526)	(2,798)	(87)	(560)
Pound/Dollar	Assets	995	5,294	100	1,059
	Liabilities	(1,948)	(10,360)	(196)	(2,072)
	Total	(953)	(5,066)	(96)	(1,013)
Renminbi /Dollar	Assets	3	18	−	4
	Liabilities	(496)	(2,639)	(30)	(528)
	Total	(493)	(2,621)	(30)	(524)
Others (1)	Assets	28	147	22	(3)
	Liabilities	(55)	(294)	(22)	(59)
	Total	(27)	(147)	−	(62)
Total		(43,319)	(230,365)	(11,012)	(46,105)
(1) Pound sterling/real, euro/real and peso/U.S. dollar.

63

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

26.4.2	Risk management of products prices - crude oil and oil products and other commodities

The Company is exposed to commodity price cycles, and it may use derivative instruments to hedge exposures related to prices of products purchased and sold to fulfill operational needs and in specific circumstances depending on business environment analysis and assessment of whether the targets of the Business Plan are being met.

The Company, by use of its assets, positions and market knowledge from its operations in Brazil and abroad, may seek to optimize some of its commercial operations in the international market, with the use of commodity derivatives to manage price risk.

The probable scenario uses market references, used in pricing models for oil, oil products and natural gas markets, and takes into account the closing price of the asset on September 30, 2025. Therefore, no effect is considered arising from outstanding operations in this scenario. The reasonably possible scenario reflects the potential effects on the statement of income from outstanding transactions, considering a variation in the closing price of 20%. To simulate the most unfavorable scenarios, the variation was applied to each asset according to open transactions: price decrease for long positions and increase for short positions.

Financial Instruments	Risk	Probable scenario	Reasonably possible scenario
Derivatives not designated for hedge accounting
Crude oil and oil products - price changes	Future and forward contracts (Swap)	−	(537)
Soybean oil - price changes	Option	−	(3)
Foreign currency - depreciation R$ x US$	Forward contracts	−	(9)
		−	(549)

The positions with commodity derivatives are presented in note 26.3.

26.4.3	Interest rate risk management

The Company considers that interest rate risk does not create significant exposure and, therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations faced by certain subsidiaries of Petrobras.

In this sensitivity analysis, the probable scenario represents the amounts to be disbursed by Petrobras relating to the payment of interest on debts linked to floating rates as of September 30, 2025. The reasonably possible scenario represents the disbursement if there is a 40% change on these rates, keeping all other variables constant.

Risk	Probable scenario	Reasonably possible scenario

CDI	3,893	5,450
SOFR 3M (1)	639	823
SOFR 6M (1)	347	409
SOFR O/N (1)	415	581
IPCA	552	773
TJLP	342	478
LPR 12M (2)	77	108
TR	25	34
	6,290	8,656
(1) It represents the Secured Overnight Financing Rate.
(2) Loan Prime Rate.
26.5	Liquidity risk management

The possibility of insufficient cash to meet obligations on the scheduled dates is routinely managed by the company. Liquidity risk is also mitigated by defining benchmarks for cash and financial investment management and by periodically analyzing the risks of projected cash flow, quantifying its main risk factors through Monte Carlo simulations, such as oil prices, exchange rates, international gasoline and diesel prices, among others. In this way, it is possible to assess the need for financial resources for operational continuity and the execution of the Business Plan.

64

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

In this context, Petrobras' consolidated and individual financial statements, even if they show negative net working capital, do not compromise its liquidity.

Additionally, the company maintains committed credit lines (revolving credit facilities) contracted as a liquidity reserve in adverse situations, as per explanatory note 23.5, and regularly assesses market conditions and may carry out repurchase transactions of its securities or those of its subsidiaries in the international capital market, through various means, including repurchase offers, redemptions of securities and/or open market operations, provided that they are in line with the company's liability management strategy, which aims to improve the amortization profile and the cost of debt.

The expected cash flows from the company's financing and lease liabilities are presented in explanatory notes 23.4 and 24, respectively.

26.6	Credit risk

Credit risk management in Petrobras aims to mitigate risk of not collecting receivables, financial deposits or collateral from third parties or financial institutions through the analysis, granting and management of credit, based on quantitative and qualitative parameters that are appropriate for each market segment in which the Company operates.

As of September 30, 2025, the cash and cash equivalents and marketable securities are not overdue and have no evidence of material credit losses for the period from January to September 2025. These assets have equivalent fair values that do not differ significantly from their carrying amounts.

The effect of credit risk assessments on trade receivables is available in notes 9.2 and 9.3, which present expected credit losses.

27.	Related party transactions

The Company has a policy on Transactions with Related Parties that is reviewed and approved by the Board of Directors, as provided for in Petrobras' Bylaws.

The policy also aims to ensure adequate and diligent decision-making by the company's management.

27.1 Commercial transactions per operation with investees (Parent Company)

	09.30.2025			12.31.2024
	Current	Non-current	Total	Current	Non-current	Total
Assets
Trade and other receivables
Trade and other receivables, mainly from sales	13,350	25	13,375	30,075	100	30,175
Dividends receivable	47	−	47	363	−	363
Amounts related to construction of gas pipeline	−	698	698	−	887	887
Other operations	33	219	252	38	251	289
Advances to suppliers	64	1,377	1,441	133	1,409	1,542
Total	13,494	2,319	15,813	30,609	2,647	33,256
Liabilities
Lease liabilities (1)	(1,783)	(872)	(2,655)	(2,464)	(1,748)	(4,212)
Mutual operations	(1,754)	(120,959)	(122,713)	(763)	(111,782)	(112,545)
Prepayment of exports	(89,274)	(172,599)	(261,873)	(57,300)	(288,871)	(346,171)
Accounts payable to suppliers (note 11)	(9,381)	−	(9,381)	(9,461)	−	(9,461)
Purchases of crude oil, oil products and others	(7,937)	−	(7,937)	(8,463)	−	(8,463)
Affreightment of platforms	(223)	−	(223)	(333)	−	(333)
Advances from customers	(1,221)	−	(1,221)	(616)	−	(616)
Other operations	−	−	−	(49)	−	(49)
Total	(102,192)	(294,430)	(396,622)	(69,988)	(402,401)	(472,389)
(1)	Includes amounts referring to lease and sub-lease transactions between investees required by IFRS 16 / CPC 06 (R2) - Leases.

	2025		2024
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Result
Revenues, mainly sales revenues	37,523	105,172	30,589	96,667
Foreign exchange and inflation indexation charges, net (2)	4,526	29,314	3,442	(21,266)
Finance income (expenses), net (2)	(8,025)	(24,631)	(8,069)	(20,515)
Total	34,024	109,855	25,962	54,886
(2) Includes the amounts of R$ 136 of active exchange rate variation and R$ 261 of financial expense relating to lease and sublease transactions required by IFRS 16 / CPC 06 (R2) (R$ 140 of passive exchange rate variation and R$ 380 of financial expense for the period from January to September 2024).

65

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

27.2 Annual interest rates for loan operations

	Parent Company
		Liability
	09.30.2025	12.31.2024
De 7.01 to 8%	(58,266)	(42,676)
De 8.01 to 9%	(64,447)	(69,869)
Total	(122,713)	(112,545)

27.3 Non-standardized credit rights investment fund (FIDC-NP)

The parent company maintains funds invested in the FIDC-NP that are mainly used for the acquisition of performing and / or non-performing credit rights for operations carried out by affiliates. The amounts invested are recorded in accounts receivable.

Assignments of credit rights, performed and not performed, are recorded as financing in current and non-current liabilities.

	Parent Company
	09.30.2025	12.31.2024
Accounts receivable, net (note 9.1)	60,307	82,951
Credit rights assignments (note 23.1)	(57,200)	(85,021)

	2025		2024
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Financial Income FIDC-NP	1,914	5,701	1,821	3,877
Financial Expenses FIDC-NP	(1,745)	(5,680)	(1,674)	(3,432)
Net finance income (expense)	169	21	147	445

27.4 Guarantees

Petrobras has the procedure of granting guarantees to its equity interests for certain financial operations carried out in Brazil and abroad. The financial operations carried out by these equity interests and guaranteed by Petrobras present a balance of R$ 86,336 to be settled on September 30, 2025 (R$ 99,132 on December 31, 2024).

The guarantees offered by Petrobras, mainly personal, non-remunerated, are based on contractual clauses that support financial transactions between subsidiaries/controlled companies and third parties, guaranteeing the assumption of compliance with a third party's obligation, if the original debtor fails to do so.

27.5 Transactions with joint ventures, associates, government entities and pension plans

The company does, and expects to continue to do, business in the normal course of various transactions with its joint ventures, affiliates, pension funds, as well as with its controlling shareholder, the Brazilian federal government, which includes transactions with banks and other entities under its control, such as financing and banking services, asset management and others.

Significant transactions resulted in the following balances:

		Consolidated
	09.30.2025		12.31.2024
	Asset	Liability	Asset	Liability
Joint ventures and associates
Petrochemical companies (associates)	233	359	401	8
Other associates and joint ventures	250	110	325	90
Subtotal	483	469	726	98
Brazilian government
Government bonds	3,825	−	6,898	−
Banks controlled by the Brazilian Government	86,378	23,319	74,496	16,563
Federal Government (1)	−	3,966	−	6,476
Pré-Sal Petróleo S.A. – PPSA	−	380	−	490
Others	1,040	330	1,454	529
Subtotal	91,243	27,995	82,848	24,058
Petros	277	1,478	272	1,450
Total	92,003	29,942	83,846	25,606
Current assets	10,588	6,116	9,639	8,557
Non-current assets	81,415	23,826	74,207	17,049

(1) Include dividends and lease amounts.

The effect on the result of significant transactions is presented below:

66

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

		Consolidated
	2025		2024
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Joint ventures and associates
Petrochemical companies	4,282	13,781	5,060	13,810
Other associates and joint ventures	51	172	59	204
Subtotal	4,333	13,953	5,119	14,014
Public entities
Government bonds	121	461	171	600
Banks controlled by the Brazilian Government	(34)	(554)	16	70
Brazilian Government	(6)	(338)	(15)	(673)
Pré-Sal Petróleo S.A. – PPSA	(199)	(1,545)	(1,427)	(1,940)
Others	(387)	(1,123)	(242)	(693)
Subtotal	(505)	(3,099)	(1,497)	(2,636)
Petros	(25)	(76)	(25)	(74)
Total – Income (Expenses)	3,803	10,778	3,597	11,304

Revenues, mainly sales revenues	4,307	13,871	5,079	13,927
Purchases and services	−	−	29	58
Operating income and expense	(582)	(2,667)	(1,692)	(2,736)
Foreign exchange and inflation indexation charges, net	247	55	61	(665)
Finance income (expenses), net	(169)	(481)	120	720
Total	3,803	10,778	3,597	11,304

The liability related to the company's employee pension plans managed by Fundação Petros, which includes debt instruments, is presented in explanatory note 13.

27.6 Compensation of key management personnel

The total remuneration of the members of the Board of Directors and Executive Board of Petrobras Holding is based on the guidelines established by the Secretariat for Coordination and Governance of State Companies - SEST, of the Ministry of Management and Innovation in Public Services, and by the Ministry of Mines and Energy, and is presented below:

Parent Company

	Jan-Sep/2025			Jan-Sep/2024
	Officers	Board Members	Total	Officers	Board Members	Total
Wages and short-term benefits	12.0	1.1	13.1	11.9	1.0	12.9
Social security and other employee-related taxes	3.3	0.2	3.5	3.2	0.2	3.4
Post-employment benefits (pension plan)	1.0	−	1.0	0.8	−	0.8
Variable compensation	−	−	−	10.8	−	10.8
Benefits due to termination of tenure	0.7	−	0.7	1.4	−	1.4
Total compensation recognized in the statement of income	17.0	1.3	18.3	28.1	1.2	29.3
Total compensation paid (1)	27.1	1.3	28.4	27.1	1.1	28.2
Monthly average number of members in the period	9.00	11.00	20.00	9.00	11.00	20.00
Monthly average number of paid members in the period	9.00	9.00	18.00	9.00	7.78	16.78

(1) Includes portion of the variable compensation for Administrators in the Executive Board related to previous years.

In the period from January to September 2025, the consolidated expense for the total remuneration of the company's directors and board members amounted to R$ 56.33 (R$ 52.12 in the period from January to September 2024).

The remuneration of the members of the Advisory Committees to the Board of Directors should be considered separately from the global limit of the remuneration established for the administrators, that is, the amounts received are not classified as remuneration of the administrators.

The members of the Board of Directors who participate in the Statutory Audit Committees waive the remuneration of the Board of Directors, as established in art. 38, § 8 of Decree No. 8,945, of December 27, 2016, and were entitled to a total remuneration of R$ 1,004 thousand in the period from January to September 2025 (R$ 1,185 thousand, considering social charges). In the period from January to September 2024, the remuneration accrued in the period was R$ 1,046 thousand (R$ 1,244 thousand, considering social charges).

On April 16, 2025, the Ordinary General Meeting set the remuneration of the directors (Executive Board and Board of Directors) at up to R$ 47.57 as the global limit of remuneration to be paid in the period between April 2025 and March 2026 (R$ 43.21 in the period between April 2024 and March 2025, set on April 25, 2024).

67

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

28.	Supplemental information on statement of cash flows
Consolidated
	Jan-Sep/2025	Jan-Sep/2024
Amounts paid during the period:
Withholding income tax paid on behalf of third parties	6,766	5,980
Transactions not involving cash
Purchase of property, plant and equipment on credit	3,813	808
Lease	58,654	22,904
Provision for decommissioning costs	34	327
Use of tax credits and judicial deposit for the payment of contingencies	960	1,007
Earn Out related to Atapu and Sépia fields	621	533

28.1 Reconciliation of depreciation with Statements of Cash Flows

	Consolidated
	2025	2024
	Jan-Sep	Jan-Sep
Depreciation and depletion of Property, plant and equipment	74,691	58,737
Amortization of Intangible assets	629	521
Total	75,320	59,258
Depreciation of right of use - recovery of PIS/COFINS	(715)	(666)
Capitalized depreciation	(12,288)	(9,042)
Depreciation, depletion and amortization in the Statements of Cash Flows and Added Value	62,317	49,550
29.	Subsequent events

Distribution of remuneration to shareholders for the third quarter of 2025

On November 6, 2025, Petrobras’s Board of Directors approved the distribution of remuneration to shareholders in the amount of R$ 12,157 (R$ 0.94320755 per outstanding preferred and common shares), based on the net income for the nine-month period ended September 30, 2025, considering the application of the Shareholder Remuneration Policy formula, as presented in the following table:

			Parent Company
	Date of approval by the Board of Directors	Date of shareholder position	Amount per common and preferred share	Amount
Interim dividends (1)	11.06.2025	12.22.2025	0.94320755	12,157
Total of interim dividends			0.94320755	12,157

(1) The method of distributing proceeds will be defined by the Executive Board at a future date (interim dividends and/or interest on capital).

These dividends will be paid in two equal installments, on February 20, 2026 and March 20, 2026, and will be included in the distribution to shareholders proposed at the end of the fiscal year. The amounts will be adjusted by the Selic rate, from December 31, 2025 until the date of actual payment of each installment.

68

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

30.	Correlation between the explanatory notes of December 31, 2024 and the ones of September 30, 2025
	Number of notes
Notes to the Financial Statements	Annual for 2024	Quarterly information for 3Q-25
Basis of preparation	2	1
Material accounting policies	3	2
Cash and cash equivalents and marketable securities	8	3
Sales revenues	9	4
Costs and expenses by nature	10	5
Other income and expenses, net	11	6
Net finance income (expense)	12	7
Information by operating segment	13	8
Trade and other receivables	14	9
Inventories	15	10
Trade payables	16	11
Taxes	17	12
Employee benefits	18	13
Provisions for legal proceedings, judicial deposits and contingent liabilities	19	14
Provision for decommissioning costs	20	15
Other assets and liabilities	21	16
Property, plant and equipment	23	17
Intangible assets	24	18
Impairment	25	19
Exploration and evaluation of oil and gas reserves	26	20
Disposal of assets and other transactions	29	22
Finance debt	30	23
Lease liability	31	24
Equity	32	25
Financial risk management	33	26
Related party transactions	34	27
Supplemental information on statement of cash flows	35	28
Subsequent events	36	29

The notes to the annual report 2024, which were suppressed in the interim financial statements of September 30, 2025 because they do not have significant changes and / or may not be applicable to interim financial information, are:

Notes to the Financial Statements	Number of notes
The Company and its operations	1
Judgments and sources of estimation uncertainty	4
Climate Change	5
New standards and interpretations	6
Capital Management	7
The “Lava Jato (Car Wash) Operation” and its effects on the Company	22
Consortia (partnerships) in E&P activities	27

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STATEMENT OF DIRECTORS ON INTERIM ACCOUNTING INFORMATION AND REPORT ON THE REVIEW OF QUARTERLY INFORMATION

PETROBRAS

In compliance with the provisions of items V and VI of article 27 of CVM Resolution 80, of March 29, 2022, the chief executive officer and directors of Petróleo Brasileiro S.A. - Petrobras, a publicly-held corporation, headquartered at Avenida República do Chile, 65, Rio de Janeiro, RJ, registered with the CNPJ under nº 33.000.167 / 0001-01, declare that the financial statements were prepared in accordance with the law or the bylaws and that:

(i)	reviewed, discussed and agreed with the Interim Financial Statements of Petrobras for the period ended September30, 2025;
(ii)	reviewed, discussed and agreed with the conclusions expressed in the report of KPMG Auditores Independentes Ltda., regarding the Interim Financial Statements of Petrobras for the period ended September 30, 2025.

Rio de Janeiro, November 6, 2025.

Magda Maria de Regina Chambriard	Renata Faria Rodrigues Baruzzi Lopes
Chief Executive Officer	Chief Engineering, Technology and Innovation Officer

Angélica Garcia Cobas Laureano	Ricardo Wagner de Araújo
Chief Energy Transition and Sustainability Officer	Chief Governance and Compliance Executive Officer

Clarice Coppetti	Sylvia Maria Couto dos Anjos
Chief Corporate Affairs Officer	Chief Exploration and Production Executive Officer

Claudio Romeo Schlosser	William França da Silva
Chief Logistics, Commercialization and Markets Executive Officer	Chief Industrial Processes and Products Officer

Fernando Sabbi Melgarejo
Chief of Finance and Investor Relations Executive Officer

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KPMG Auditores Independentes Ltda.

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400, Fax +55 (21) 2207-9000

www.kpmg.com.br

Report on the review of quarterly information - ITR

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities Commission - CVM, prepared in accordance with the Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting and the international accounting standard IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board - IASB)

To the Board of Directors and Shareholders of

Petróleo Brasileiro S.A. - Petrobras

Rio de Janeiro - RJ

Introduction

We have reviewed the individual and consolidated interim financial information of Petróleo Brasileiro S.A. - Petrobras (“the Company”), included in the quarterly information form - ITR for the quarter ended September 30, 2025, which comprises the statement of financial position as of September 30, 2025 and the respective statements of income and comprehensive income for the three and nine-month periods then ended, and statements of changes in shareholders' equity and of cash flows for the nine-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with the CPC 21 (R1) – Interim Financial Reporting and the international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, such as for the presentation of these information in accordance with the standards issued by the Brazilian Securities Commission - CVM, applicable to the preparation of quarterly information - ITR. Our responsibility is to express our conclusion on this interim financial information based on our review.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

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Scope of the review

We conducted our review in accordance with Brazilian and international standards on reviews of interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of quarterly information - ITR, and presented in accordance with the standards issued by the Brazilian Securities Commission.

Other matters - Statements of added value

The individual and consolidated interim financial information referred to above includes the individual and consolidated statements of added value (DVA) for the nine-month period ended September 30, 2025, prepared under responsibility of Company’s management, and presented as supplementary information for IAS 34 purposes. These statements were submitted to review procedures carried out together with the review of the Company’s interim financial information to conclude that they are reconciled with interim financial information and accounting records, as applicable, and its form and content are in accordance with the criteria defined in CPC 09 (R1) - Statement of Added Value. Based on our review, nothing has come to our attention that causes us to believe that those statements were not prepared, in all material respects, in accordance with the criteria set forth in this Standard with respect to the individual and consolidated interim financial information taken as a whole.

Rio de Janeiro, November 6, 2025

KPMG Auditores Independentes Ltda.

CRC SP-014428/O-6 F-RJ

Original report in Portuguese signed by

Ulysses M. Duarte Magalhães

Accountant CRC RJ-092095/O-8

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer